UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2026

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Explanatory Note
2.	Shareholders’ Meeting Manual
3.	Remote voting form – Annual General Shareholders’ Meeting
4.	Remote voting form – Extraordinary Shareholders’ Meeting

  EXPLANATORY NOTE
  Adjustment of (i) the 2025 average compensation to reflect the total amount realized, and (ii) the number of officers and the corresponding effects. The amounts proposed remain unchanged.

  SMM

Exhibit II – Financial statements referring to the fiscal year ended on December 31st, 2025, including (i) the Management Report of the fiscal year ended on December 31st, 2025; and (ii) Report from our Independent Auditors

  AGM

  EGM

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  Date: March 20, 2026

ULTRAPAR HOLDINGS INC.
By:	/s/ Alexandre Mendes Palhares
Name:	Alexandre Mendes Palhares
Title:	Chief Financial and Investor Relations Officer

  (Explanatory Note, Shareholders’ Meeting Manual, Remote voting form – Annual General Shareholders’ Meeting and Remote voting form – Extraordinary Shareholders’ Meeting)

Shareholders' Meeting Manual

Annual and Extraordinary General Shareholders' Meeting

of April 15th, 2026

Digital-only meeting

ultra

MESSAGE FROM MANAGEMENT

The year 2025 was marked by Ultrapar's significant evolution, with strategic clarity and solid results. Our main businesses delivered good operating results even amid a scenario of volatility and uncertainty.

Ultragaz maintained its growth, and Ipiranga recorded strong expansion, mainly driven by the recovery of the market following measures to combat irregularities in the sector during the second half of the year. Ultracargo was also affected by this environment of irregularities in the first half and had a year of record expansions and higher preoperational costs, which resulted in a temporary contraction in results.

We took over the control of Hidrovias in 2025, intensifying integration and accelerating the implementation of the Ultra Management Model based on disciplined capital allocation, agile and robust governance, and operational efficiency. We have also completed the sale of the coastal navigation operation, strengthening Hidrovias' financial structure and focusing on businesses with greater synergy and value creation potential. Hidrovias delivered record results in 2025, in volume, recurring EBITDA and operating cash flow.

Operational cash flow generation reached R$ 5.5 billion, a record level for Ultrapar. This performance allowed the Company to maintain comfortable financial leverage, even after record organic investments, acquisition of Hidrovias' control, and the distribution of R$ 1.1 billion in extraordinary dividends in December. We ended the year with net revenues of R$ 142.5 billion, record recurring EBITDA of R$ 6.2 billion and net income of R$ 2.5 billion, demonstrating the resilience of the portfolio and the Company's financial and strategic discipline.

We completed the planned leadership transition for the positions of Chief Executive Officer and Chief Financial and Investor Relations Officer, and implemented Boards of Directors in the businesses, strengthening agility, autonomy and accountability. These actions reaffirm and consolidate Ultrapar's strategy as a shareholder and capital allocator focused on long-term value creation, supported by robust governance. As a result, Ultrapar's Board now concentrates its efforts on capital allocation, portfolio management and development of talent aligned with our culture.

As part of Ultrapar's strategic review as a holding company focused on long term value creation, we also reviewed the material topics and updated the 2030 Sustainability Plan, aligning it with the most relevant issues for the growth and longevity of our businesses.

We announced our investment plan for 2026, totaling up to R$ 2.6 billion. Of this amount, R$ 1.1 billion will be allocated to expansion projects across all businesses, while the remaining amount will be directed to maintenance and modernization of assets, focusing on efficiency and safety, in addition to investments in technology platforms at Ipiranga, Ultragaz and Hidrovias.

We entered 2026 facing a challenging global environment, marked by geopolitical tensions and economic volatility. We are prepared to navigate this context and seize opportunities, with an engaged team, strengthened businesses, and a constant focus on operational efficiency, financial discipline, innovation and sustainable growth. We will continue our journey of growth and value creation.

We thank our customers, suppliers, shareholders and partners for their trust. We especially thank all employees for their dedication and commitment throughout the year.

Marcos Marinho Lutz	**Rodrigo de Almeida Pizzinatto**
Chairman of the Board of Directors	Chief Executive Officer

INVITATION LETTER

Dear Shareholders,

It is a pleasure to invite you to participate in the Shareholders' Meeting of Ultrapar, to be held on April 15th, 2026, at 2:00 pm (Brazil time), exclusively in digital form, pursuant to the terms of the respective call notice.

All Ultrapar shareholders (including holders of common shares in the form of ADRs) will be able to vote on all matters of the agenda. Each common share gives the right to one vote in the Meeting's resolutions. ADR holders must vote as determined in a communication to be released by the depositary under the terms of the deposit agreement.

This document aims to clarify and guide the resolutions to be taken and the procedures necessary for your attendance or representation in the Meeting.

Ultrapar's Investor Relations department is available for further clarification on the e-mail invest@ultra.com.br.

We count on your participation,

Marcos Marinho Lutz
Chairman of the Board of Directors

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ No. 33.256.439/0001-39

NIRE 35.300.109.724

Call Notice

ANNUAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING

The Shareholders of Ultrapar Participações S.A. ("Ultrapar" or "Company") are hereby invited to attend the Annual and Extraordinary General Shareholders' Meeting that shall be held exclusively in digital form on April 15th, 2026 ("Meeting"), at 2:00 p.m. (Brazil time), pursuant to the terms of CVM Resolution 81/22 ("RCVM 81"), without prejudice of the use of remote voting form, to discuss the following Agenda:

At the Annual General Shareholders' Meeting:

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2025, together with the report from the Independent Auditors;
2. Allocation of net income for the fiscal year ended on December 31st, 2025;
3. Establishment of the Management's global compensation.

At the Extraordinary General Shareholders' Meeting:

1. Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company on the occasion of the incorporation of all the shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders' Meeting held on January 31st, 2014;
2. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the item above.

Fiscal Council – Procedure for installation

Given the non-permanent nature of the Company's Fiscal Council, the minimum percentage required to request the installation of the Fiscal Council is 2% of the voting share capital.

Attendance at the Meeting

The shareholders of the Company – including holders of American Depositary Receipts ("ADRs") under the terms described below –, may attend the Meeting in person or represented by proxies, upon the fulfillment of the requirements for attendance provided for in the Company's Bylaws.

The quality of shareholder may be proven upon submission of the statement issued by the institution providing bookkeeping services of the Company's shares or the custodian institution, with the number of shares included therein. The non-submission of the proof of shareholder ownership does not prevent the shareholder from participating in the Meeting, so the Company will carry out the proof based on the ownership records held by it.

The Company will adopt the remote voting system for this Meeting, in accordance with the Brazilian Corporate Law and RCVM 81, allowing its shareholders to send, through their respective custody agents or bookkeeping institution or directly to the Company, a remote voting form for the Meeting, as provided by the Company together with other documents to be discussed at the Meeting. The Company informs that the instructions for the exercise of the remote voting are described in the Annual and Extraordinary General Shareholders' Meeting Manual. The remote voting forms submitted by the shareholders by virtue of the first call of the Meeting shall be deemed valid for the second call, if any, under the terms of RCVM 81.

Pursuant to the terms of RCVM 81 and 204/24, the Meeting shall be held exclusively in digital form, with a guarantee of the participation and voting rights of the shareholders, considering that the technology currently available allows digital meetings to be held safely for shareholders and at a lower cost for the Company. The Meeting will be held through a digital platform ("Platform"), so the shareholders shall attend the Meeting solely by means of the following:

(a) through the remote voting form, which provides detailed guidelines with respect to the necessary documentation for remote voting; and

(b) through the Platform, in person or by attorney-in-fact duly appointed, and the shareholder: may (i) solely attend at the Meeting, regardless of the submission of the remote voting form; or (ii) attend and vote at the Meeting; in this case, provided that eventual votes issued by the shareholder through the remote voting form shall be disregarded.

Holders of ADRs will be represented at the Meeting by the custodian of underlying shares of the ADRs, pursuant to the deposit agreement dated as of September 16th, 1999 ("Deposit Agreement"). Voting procedures with respect to the ADRs shall be specified in a communication to be sent to ADRs holders by the depositary, pursuant to the Deposit Agreement.

Under the terms of RCVM 81, in order to obtain the Company's authorization for virtual participation in the Meeting through the Platform, shareholders or their legal representatives or attorneys-in-fact must send an email to the Company at invest@ultra.com.br, until 2:00 p.m. (Brazil time) on April

13th, 2026, requesting participation, specifying the contact phone number and email address of the participant, and submitting the documents listed below:

Individual shareholder

- Copy of identification document with photograph (ID, foreign national's residence ID, driver's license, officially recognized professional class ID or passport, for foreigners); and
- Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.

Corporate shareholder

- Copy of the last restated bylaws or articles of association and the corporate documents granting representation powers (officers' election minutes and/or power of attorney);
- Copy of identification document with photograph(s) of the legal representative(s); and
- Copy of the power of attorney, if applicable, and identification document with photograph of the attorney-in-fact.

Investment funds

- Evidence of capacity as manager of the fund granted to individual or legal entity representing the fund in the Meeting or who granted power to the attorney-in-fact;
- Corporate act of the corporate manager granting powers to the representative attending the Meeting or to whom the power of attorney was granted; and
- If the representative or attorney-in-fact is a legal entity, the documents listed on item "Corporate Shareholder" related to them shall be presented to the Company.

In addition, on an exceptional basis, the Company will accept that the shareholders submit the required representation documents referred above, solely in digital format, in PDF form, without the need for notorization or certified copies. Ultrapar shall accept the powers of attorneys signed physically or digitally by means of a digital certificate (ICP-Brazil).

Access to the Platform will not be admitted to shareholders who do not submit the necessary participation documents within the period provided for herein.

Upon receipt of the request, accompanied by the necessary documents required to participate in the Meeting, the Company shall submit the link and instructions to access the Platform to the shareholders or, however the case may be, their legal representatives or attorneys-in-fact to the email address indicated by the shareholder. Such information is personal and not transferrable, and shall not be shared, subject to attribution of responsibility.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent their attendance at the Shareholders' Meeting.

Availability of documents and information

Pursuant to Ultrapar's Bylaws and RCVM 81, the documents and information related to the matters to be deliberated upon, as well as the Annual and Extraordinary General Shareholders' Meeting Manual, the remote voting form and other relevant documents for the exercise of the voting right at the Meeting were filed with the Brazilian Securities and Exchange Commission ("CVM") and are available at the website of CVM (www.cvm.gov.br), Company's headquarters, website of B3 (www.b3.com.br) and Company's website (ri.ultra.com.br).

São Paulo, March 16th, 2026.

Marcos Marinho Lutz
Chairman of the Board of Directors

ADDITIONAL PROCEDURES

Ultrapar, aiming to facilitate the representation of its shareholders at the Meeting (excluding holders of common shares in the form of ADRs, who will be represented exclusively as indicated in the Call Notice), provides at the end of this Manual a power of attorney model, through which shareholders may appoint the attorney-in-fact thereby indicated to represent them at the Shareholders' Meeting, at no cost and strictly in accordance with the powers granted therein. If shareholders (excluding holders of common shares in the form of ADRs) choose to be represented at the Shareholders' Meeting using the model provided by the Company, the power of attorney must include **all** the attorneys-in-fact listed in the model of the power of attorney.

The Company will allow shareholders to submit the necessary representation documents, as indicated in the Call Notice, digitally in PDF format, signed physically or digitally through a digital certificate (ICP-Brazil), without registry before the notary office or notarized copies.

In the case of non-Brazilian investment funds and shareholders, a sworn translation of the documents shall not be required if source language of the document is English or Spanish,

Pursuant to article 6, paragraph 3 of RCVM 81, access to the Platform will not be admitted to shareholders who do not submit the participation documents specified in the Call Notice within the period established therein.

Upon receipt of the request, accompanied by the necessary documents to participate in the Meeting, the Company shall submit the link and the instructions to access the Platform to the shareholders or, however the case may be, the legal representatives or attorneys-in-fact, to the email indicated by the shareholder. Such information is personal and not transferable, and shall not be shared, subject to penalty of liability.

The shareholder who participates through the Platform will be considered present at the Meeting, being able to exercise their respective voting rights, and subscribe to the respective Minutes of the Meeting, under the terms of RCVM 81.

If the shareholder who has duly requested his participation does not receive from the Company the email with the link and instructions for accessing the Platform and participating in the Meeting at least 24 hours prior to the Shareholders' Meeting (i.e., until 2:00 p.m. of April 14th, 2026), the shareholder must contact the Company through the e-mail invest@ultra.com.br, in order to receive their respective instructions to access the Platform.

Ultrapar shall not be responsible for any operational or connection issue faced by the shareholder, legal representative or attorney-in-fact, which would hamper or prevent his/her attendance to the Shareholders' Meeting.

Shareholders who choose to participate in the Meeting are requested to access the Platform at least 30 minutes before the scheduled start time of the Meeting, in order to allow access validation.

The Company reserves the right to use any information contained in the recording of the Meeting to: (i) register the shareholders' statements and view the documents presented during the Meeting; (ii) register the authenticity and safety of communications during the Meeting; (iii) register the shareholders' attendance and votes; (iv) comply with any legal orders from competent authorities; and (v) safeguard the Company, its management and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

Remote voting forms

If the shareholder chooses to send the remote voting form directly to the Company, it is requested to send such voting form and other supporting documents to the email invest@ultra.com.br or to file them at the Company's headquarters within 4 days from the Annual and Extraordinary General Shareholders' Meeting date, that is, until April 11th, 2026.

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ No. 33.256.439/0001-39
NIRE 35.300.109.724

MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Ultrapar Participações S.A. ("Ultrapar" or "Company") hereby presents the Management Proposal, regarding the matters to be deliberated upon at the Company's Annual and Extraordinary General Shareholders' Meeting that shall be held exclusively in digital form on April 15th, 2026 ("Meeting"), at 2:00 p.m. (Brazil time):

1) At the Annual General Shareholders' Meeting:

1.1) Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31st, 2025, together with the report from the Independent Auditors

The Management Report and the financial statements for the fiscal year ended December 31st, 2025, were filed with the CVM on March 4th, 2026, published in wide-circulation newspaper and made available on the newspaper's website on March 6th, 2026, pursuant to Brazilian Federal Law No. 6,404/76, as amended by Brazilian Federal Law No. 13,818/19. The Management Report is accompanied by the Annual Report of the Audit and Risks Committee and summarizes relevant information about the Company in 2025, including environmental, social and governance performance, information on innovation, people, operational and financial performance.

Such documents (i) were recommended by the Audit and Risks Committee for approval by the Board of Directors; (ii) obtained a favorable opinion from the Company's Fiscal Council at a meeting held on March 4th, 2026; and (iii) were approved by Ultrapar's Board of Directors on March 4th, 2026. The minutes approving the resolutions of the Board of Directors were filed with the CVM on the date of their approval.

In addition, the financial statements were audited and received an unqualified report from Deloitte Touche Tohmatsu Auditores Independentes Ltda. ("Independent Auditors"). Such documents are available in **Exhibit II** of this Proposal. The Management discussion and analysis of the financial conditions of the Company, under the terms of item 2 of the Reference Form, are available in **Exhibit III**.

Management Recommendation: approval of the Management Report and accounts, as well as the Company's financial statements.

1.2) Allocation of net income for the fiscal year ended December 31st, 2025

Management proposes that the allocation of net income attributable to Ultrapar's shareholders for the year ended December 31st, 2025, in the amount of R$ 2,453,854,009.26 (two billion, four hundred and fifty-three million, eight hundred and fifty-four thousand, nine Reais and twenty-six cents of Real) be as follows:

(a) R$ 122,692,700.46 (one hundred and twenty-two million, six hundred and ninety-two thousand, seven hundred Reais and forty-six cents of Reais) allocated to the legal reserve;

(b) R$ 917,848,348.20 (nine hundred and seventeen million, eight hundred and forty-eight thousand, three hundred and forty-eight Reais and twenty cents of Reais) allocated to the statutory reserve for investments; and

(c) R$ 1,413,312,960.60 (one billion, four hundred and thirteen million, three hundred and twelve thousand, nine hundred and sixty Reais and sixty cents of Reais) allocated to the payment of dividends to Ultrapar's shareholders, equivalent to R$ 1.30 per share.

We provide detailed information regarding the proposal for allocation of net income for the fiscal year ended December 31st, 2025 in **Exhibit IV**, under the terms of RCVM 81/22.

Management Recommendation: approval of the proposal for allocation of net income.

1.3) Establishment of Management's global compensation

The proposal for the annual global limit on management compensation for the period between May 2026 and April 2027 is R$ 105,000,000.00 (one hundred and five million Reais), of which R$ 16,722,531.00 (sixteen million, seven hundred and twenty-two thousand, five hundred and thirty-one Reais) will be allocated for the members of the Board of Directors and R$ 88,277,469.00 (eighty-eight million, two hundred and seventy-seven thousand, four hundred and sixty-nine reais) will be allocated for the members of the Statutory Executive Board. The total amount proposed considers: (i) compensation of the members of the Board of Directors, of a fully fixed nature (partly in the form of monthly fees and partly in shares); (ii) fixed compensation of the Statutory Executive Board (including fixed monthly installment and direct and indirect benefits); (iii) short-term variable compensation for the Statutory Executive Board, linked to financial and non-financial goals; (iv) long-term variable compensation based on shares for the Statutory Executive Board; and (v) post-employment benefit for the Statutory Executive Board.

The proposed annual global limit is the same as the limit approved by the Annual and Extraordinary General Shareholders' Meeting held on April 16th, 2025 ("2025 Meeting"), for the period from May 2025 to April 2026.

The estimated global compensation for the period from May 2025 to April 2026 is 20% lower than that approved by the shareholders at the 2025 Shareholders' Meeting, mainly due to a lower number

of statutory officers than originally projected and the achievement of variable compensation below the maximum level established.

We emphasize that the amounts informed in this compensation proposal differ from those of **Exhibit VI**, due to the non-correspondence between the periods contemplated in each document.

Management Recommendation: approval of the proposal for the Management's compensation.

2) At the Extraordinary General Shareholders' Meeting:

2.1) Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company on the occasion of the incorporation of all the shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, as approved by the Extraordinary General Shareholders' Meeting held on January 31s t, 2014

Due to the partial exercise of such subscription warrants on August, 13th, 2025, 342,691 (three hundred and forty-two thousand, six hundred and ninety-one) common shares were issued within the authorized capital limit, as provided for in article 6 of the Company's Bylaws. As a result of such issuance, the Company's capital stock is now represented by 1,115,849,873 (one billion, one hundred and fifteen million, eight hundred and forty-nine thousand, eight hundred and seventy-three) common shares, all registered and with no par value. Considering that no additional payment was due for the exercise of subscription warrants, the issuance did not result in a change to the amount of the Company's capital stock. In order to reflect the issuances already effected as mentioned above, the Management also proposes the change of the wording of the caption of Article 5 of the Company's Bylaws, according to the comparative table of the Bylaws contained in **Exhibit I** to this Proposal.

Management Recommendation: approval of the proposal for the ratification of the change in the number of common shares into which the Company's capital stock is divided.

2.2) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the items above

Management proposes the consolidation of Ultrapar's Bylaws in order to reflect the changes described in item 2.1 of this Proposal. **Exhibit I** of this document contains the comparative table of the proposed amendments to the Bylaws, in addition to the respective justifications, pursuant to RCVM 81.

Management Recommendation: approval of the proposal to consolidate Ultrapar's Bylaws.

Access to documents and information

Pursuant to Ultrapar's Bylaws and RCVM 81, the documents and information related to the matters to be resolved, including the remote voting ballots and any other matters relevant to the exercise of

the right to vote at the Meeting, were submitted to the CVM, and are available on the CVM website (www.cvm.gov.br), at the Company's headquarters, on B3's website (www.b3.com.br) and on the Company's website (ri.ultra.com.br).

São Paulo, March 16th, 2026.

Marcos Marinho Lutz

Chairman of the Board of Directors

Exhibit I – Report on the source and rationale for the proposed amendments to the Bylaws of Ultrapar Participações S.A.

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
ULTRAPAR PARTICIPAÇÕES S.A. **BYLAWS** **CHAPTER I** **Name, Headquarters, Purpose and Term** **Article 1.** The Company is an authorized capital company (*sociedade de capital autorizado).* The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.	**ULTRAPAR PARTICIPAÇÕES S.A.** **BYLAWS** **CHAPTER I** **Name, Headquarters, Purpose and Term** **Article 1**. The Company is an authorized capital company (*sociedade de capital autorizado*). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.	**ULTRAPAR PARTICIPAÇÕES S.A.** **BYLAWS** **CHAPTER I** **Name, Headquarters, Purpose and Term** **Article 1**. The Company is an authorized capital company (*sociedade de capital autorizado*). The name of the Company is ULTRAPAR PARTICIPAÇÕES S.A.	N/A
Sole Paragraph. The Company's listing on the New Market (*Novo*	Sole Paragraph. The Company's listing on the New Market (*Novo*	Sole Paragraph. The Company's listing on the New Market (*Novo*	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
Mercado) special segment of B3 S.A. – Brasil, Bolsa, Balcão ("B3") subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 ("New Market Regulation").	*Mercado*) special segment of B3 S.A. – Brasil, Bolsa, Balcão ("B3") subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 ("New Market Regulation").	*Mercado*) special segment of B3 S.A. – Brasil, Bolsa, Balcão ("B3") subjects the Company, its shareholders including controlling shareholders, if applicable, its management and members of the Fiscal Council, if installed, to the Regulations of the New Market of B3 ("New Market Regulation").	
Article 2. The Company's headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	**Article 2.** The Company's headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	**Article 2.** The Company's headquarters and jurisdiction are located in the city of São Paulo, State of São Paulo.	N/A
Article 3. The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.	**Article 3.** The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.	**Article 3.** The purpose of the Company is to invest its own capital in commerce, industry, agriculture and service provision, through the subscription or acquisition of shares or quotas of other companies, as well as the provision of the services usually provided by a holding company for businesses management.	N/A
Article 4. The Company is organized for an indefinite term.	**Article 4.** The Company is organized for an indefinite term.	**Article 4.** The Company is organized for an indefinite term.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
CHAPTER II **Capital Stock and Shares** **Article 5.** The subscribed and paid-in capital stock is R R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents) represented by one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-two (1,115,507,182) nominative common shares, with no par value, and with no issuance of preferred shares or founder's shares permitted.	**CHAPTER II** **Capital Stock and Shares** **Article 5.** The subscribed and paid-in capital stock is R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents) represented by one billion, one hundred and fifteen million, eight hundred and forty-nine thousand, eight hundred and seventy-tree (1,115,849,873) nominative common shares, with no par value, and with no issuance of preferred shares or founder's shares permitted.	**CHAPTER II** **Capital Stock and Shares** **Article 5.** The subscribed and paid-in capital stock is R$ 7,987,099,839.90 (seven billion, nine hundred and eighty-seven million, ninety-nine thousand, eight hundred and thirty-nine Reais and ninety cents) represented by 1,115,849,873 (one billion, one hundred and fifteen million, eight hundred and forty-nine thousand, eight hundred and seventy-three ~~one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-two (1,115,507,182)~~ nominative common shares, with no par value, and with no issuance of preferred shares or founder's shares permitted.	Adjustments to reflect the change in the number of common shares into which the Company's share capital is divided, due to the partial exercise of the rights conferred by subscription warrants issued by the Company upon the incorporation of shares of Imifarma Produtos Farmacêuticos e Cosméticos S.A., approved by the Extraordinary General Meeting of January 31, 2014.
§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in	§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in	§1º All of the Company shares are in book-entry form and held in a deposit account with a financial institution authorized by the Brazilian Securities and Exchange Commission – CVM, in	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
the name of their holders, without certificates issued.	the name of their holders, without certificates issued.	the name of their holders, without certificates issued.	
§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	§2º The transfer and record cost, as well as the cost of the services relating to the book-entry shares, may be charged directly to the shareholder by the bookkeeping institution, as set forth in the stock bookkeeping agreement.	N/A
Article 6. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	**Article 6**. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	**Article 6**. The Company is authorized to increase its capital stock up to the limit of one billion and six hundred million (1,600,000,000) common shares, by resolution of the Board of Directors, notwithstanding any amendment to the Bylaws.	N/A
Article 7. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	**Article 7**. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	**Article 7**. The subscription and payment of shares issued by the Company shall follow the criteria provided for in this Article:	N/A
a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;	a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;	a) up to the limit of the authorized capital, the issuance, amount, price and term for payment of the shares to be issued by the Company shall be provided for by the Board of Directors;	N/A

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b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders' Meeting; and c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.	b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders' Meeting; and c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.	b) the resolution to increase the capital stock for payment in assets, other than monetary credits, may only be made at a Shareholders' Meeting; and c) upon the issuance of new shares, debentures convertible into shares or subscription warrants offered on a stock exchange, public subscription or share exchange in a tender offer for the acquisition of corporate control, the Board of Directors may waive the preemptive rights of the shareholders or reduce the period for the exercise thereof.	
Article 8. The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders' Meeting, to the management and employees.	**Article 8.** The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders' Meeting, to the management and employees.	**Article 8.** The Company may grant shares or stock options through shares or stock option plans, approved by a Shareholders' Meeting, to the management and employees.	N/A
Article 9. Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders' Meetings.	**Article 9.** Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders' Meetings.	**Article 9.** Each common share entitles the holder thereof to one vote for resolutions made at the Shareholders' Meetings.	N/A

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CHAPTER III **Shareholders' Meetings** **Article 10.** The annual Shareholders' Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company's interest shall so require.	**CHAPTER III** **Shareholders' Meetings** **Article 10.** The annual Shareholders' Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company's interest shall so require.	**CHAPTER III** **Shareholders' Meetings** **Article 10.** The annual Shareholders' Meeting shall be called by the Board of Directors within the first 4 months upon conclusion of the fiscal year and extraordinary meetings shall be held whenever the Company's interest shall so require.	N/A
§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders' Meetings shall be made available to the shareholders, at the Company's headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders' Meetings shall be made available to the shareholders, at the Company's headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	§ 1º Documents pertaining to the matters to be deliberated upon at the Shareholders' Meetings shall be made available to the shareholders, at the Company's headquarters, at the date of publication of the first call notice, except if a longer period for making such documents available is otherwise required by law or applicable regulations.	N/A
§ 2º The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders' Meeting shall be presided over by the Vice-Chairman of the Board of	§ 2º The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders' Meeting shall be presided over by the Vice-Chairman of the Board of	§ 2º The Shareholders' Meeting shall be presided over by the Chairman of the Board of Directors or by whom he/she may designate. In the absence of the Chairman and of his/her designation, the Shareholders' Meeting shall be presided over by the Vice-Chairman of the Board of	N/A

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Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	Directors, or by whom he/she may designate. The chairman of the Meeting shall choose one of the attendees to act as secretary of the meeting.	
§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	§ 3º The chairman of the Meeting shall have the exclusive power, in compliance with the rules provided for in these Bylaws, to conduct the election of the members of the Board of Directors, including any decision relating to the number of votes of each shareholder.	N/A
§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders' Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders' Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	§ 4º If the General Meeting is held in person, the shareholders who appear at the Shareholders' Meeting after its commencement may take part in the meeting, however they shall not be entitled to vote on any resolution.	N/A
Article 11. In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the	**Article 11.** In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the	**Article 11.** In order to prove shareholder status, the Company shall require, within a period established in the call notice, an identity document and proof issued by the depositary institution. Shareholders represented by proxies must provide the proxies within the	N/A

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same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder's Meeting is held, if held in person. § 1º Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.	same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder's Meeting is held, if held in person. § 1º Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.	same period referred to in this Article. The original copies of the documents referred to herein must be shown to the Company until the Shareholder's Meeting is held, if held in person. § 1º Shareholders may participate in the Shareholders' Meeting by means of a remote voting form, subject to the provisions of the regulations in force.	
§ 2º The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian's statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.	§ 2º The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian's statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.	§ 2º The Company shall adopt the principle of good faith in verifying the validity of the documents demonstrating the representative capacity of shareholder, and will presume the truthfulness of the credible statements made to it; however, the shareholders who fail to present the respective power of attorney granted to their representatives, or the custodian's statement, in the event the shares are recorded as held with a custodian institution, shall be prohibited from participating in the Meeting.	N/A
Article 12. Resolutions of the Shareholders' Meeting shall require a majority vote of the attendees, not	**Article 12.** Resolutions of the Shareholders' Meeting shall require a majority vote of the attendees, not	**Article 12.** Resolutions of the Shareholders' Meeting shall require a majority vote of the attendees, not	N/A.

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taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	taking into account blank votes, except as otherwise provided for by law or in these Bylaws.	
Article 13. Minutes of the Shareholders' Meetings shall be kept with the requirements and signatures required by law.	**Article 13.** Minutes of the Shareholders' Meetings shall be kept with the requirements and signatures required by law.	**Article 13.** Minutes of the Shareholders' Meetings shall be kept with the requirements and signatures required by law.	N/A.
Article 14. The Shareholders' Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	**Article 14.** The Shareholders' Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	**Article 14.** The Shareholders' Meeting shall determine the overall compensation of the members of the Board of Directors and of the executive officers, including any remuneration in shares.	N/A
§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders' Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.	§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders' Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.	§ 1º The Board of Directors shall determine the compensation to be paid to the Chief Executive Officer and the other executive officers, considering the proposal of the People and Sustainability Committee, in accordance with the amount set forth at the Shareholders' Meeting, in the introductory paragraph of this Article and the competencies of the referred Committee, as provided for in Article 40 herein.	N/A

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§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	§ 2º The members of the Board of Directors and the executive officers are entitled to profit sharing, as provided for by law.	N/A
CHAPTER IV **Management – General Rules** **Article 15.** The Company shall be managed by a Board of Directors and a Board of Executive Officers.	**CHAPTER IV** **Management – General Rules** **Article 15.** The Company shall be managed by a Board of Directors and a Board of Executive Officers.	**CHAPTER IV** **Management – General Rules** **Article 15.** The Company shall be managed by a Board of Directors and a Board of Executive Officers.	N/A
Sole Paragraph. The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.	Sole Paragraph. The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.	Sole Paragraph. The commencement term of the directors and executive officers, which shall not require the posting of a bond, shall be contingent upon their adhesion to the corporate policies adopted by the Company and execution of the respective deed of investiture, which shall include consent to the contents of Article 51 hereof.	N/A

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CHAPTER V **Board of Directors** Section I – Members **Article 16.** The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders' Meeting, for a unified term of 2 years, with reelection being permitted.	**CHAPTER V** **Board of Directors** Section I – Members **Article 16.** The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders' Meeting, for a unified term of 2 years, with reelection being permitted.	**CHAPTER V** **Board of Directors** Section I – Members **Article 16.** The Board of Directors shall be comprised of, at least, 5 and, at maximum, 11 members, all of whom shall be elected and removable at the Shareholders' Meeting, for a unified term of 2 years, with reelection being permitted.	N/A
§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	§ 1º The positions of Chairman of the Board of Directors and Chief Executive Officer or principal execute of the Company may not be held by the same individual.	N/A
§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	§ 2º The Board of Directors shall adopt Internal Bylaws that shall provide for, among other relevant matters, its own operation, and the rights and duties of its members, as well as their relationship with the Board of Executive Officers and other corporate bodies.	N/A
§ 3º Observed the requirements set forth in the Company's corporate	§ 3º Observed the requirements set forth in the Company's corporate	§ 3º Observed the requirements set forth in the Company's corporate	N/A

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policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders' Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company's interest or those of its controlled companies.	policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders' Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company's interest or those of its controlled companies.	policies, the only persons eligible for election to the Board of Directors, unless otherwise permitted by the Shareholders' Meeting, shall be those who, in addition to complying with legal and regulatory requirements have a well-regarded reputation, do not hold any position in a company which may be considered a competitor of the Company or its controlled companies, and do not have, nor represent, a conflicting interest with the Company's interest or those of its controlled companies.	
Article 17. The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.	**Article 17.** The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.	**Article 17.** The Board of Directors of the Company shall have, at least, 1/3 or 2, whichever is higher, independent members, pursuant to the New Market Regulation, and the classification of the appointed members of the Board of Directors as independent Directors shall be voted on the Shareholders Meeting that elect them.	N/A
Sole Paragraph. When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such	Sole Paragraph. When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such	Sole Paragraph. When, as a result of compliance with the composition referred to in the introductory paragraph of this Article, the number of Directors results in a fraction, such	N/A

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number will be rounded to the immediately higher whole number.	number will be rounded to the immediately higher whole number.	number will be rounded to the immediately higher whole number.	
Article 18. If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	**Article 18.** If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	**Article 18.** If a member of the Board of Directors fails to meet the requirements set forth in Article 16 above due to a supervening or unknown fact at the time of his/her election, he/she shall be immediately replaced.	N/A
Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.	Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.	Sole Paragraph. The same actions provided for in the introductory paragraph of this Article shall be taken in the event any of the independent Directors fails to meet the independence criteria set forth in the New Market Regulation, resulting in noncompliance with the minimum number of independent Directors, as provided in Article 17 hereof.	N/A
Section II – Election **Article 19.** Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election **Article 19.** Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	Section II – Election **Article 19.** Except for the provisions in Article 20, the election of the members of the Board of Directors shall be made through the nomination of a slate of candidates.	N/A

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§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	§ 1º Under the election provisions of this Article, only the following slates of candidates will be eligible for election: (a) those nominated by the Board of Directors; or (b) those nominated by any shareholder or group of shareholders, as provided for in Paragraph 3 hereof.	N/A
§ 2º At the date the Shareholders' Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company's headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final	§ 2º At the date the Shareholders' Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company's headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final	§ 2º At the date the Shareholders' Meeting for electing the members of the Board of Directors is called, the Board of Directors shall make available at the Company's headquarters a statement signed by each of the members of the slate of candidates nominated by it, containing: (a) their full identification; (b) a complete description of their professional experience, describing the professional activities previously performed, as well as their professional and academic qualifications; and (c) information about administrative proceedings of the CVM, the Central Bank of Brazil or the Superintendence of Private Insurance and disciplinary and judicial proceedings for which a final	N/A

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judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.	judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.	judgment was rendered and in which any such members have been convicted, as well as inform penalties eventually imposed, if the case may be, the existence of events of limitations or conflict of interest provided for in Article 147 of Brazilian Federal Law 6,404/76.	
§ 3º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders' Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company's Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the	§ 3º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders' Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company's Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the	§ 3º The shareholders or group of shareholders desiring to propose another slate of candidates to be elected to the Board of Directors shall, at least 5 days prior the date of the Shareholders' Meeting, send to the Board of Directors statements individually signed by the candidates nominated by them, containing the information mentioned in the preceding Paragraph; the Board of Directors shall immediately disclose such information, by notice posted on the Company's Investor Relations website and sent by electronic means of communication to the CVM and the B3 notifying them that the documents with respect to the other slate of candidates submitted to the Board of Directors are available to the	N/A

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shareholders at the Company's headquarters.	shareholders at the Company's headquarters.	shareholders at the Company's headquarters.	
§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.	§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.	§ 4º The persons nominated by the Board of Directors or by shareholders shall be identified, as the case may be, as candidates to independent Directors, subject to the provisions of Article 17 above, as well as the contents of the new Market Regulation.	N/A
§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	§ 5º The same person may stand for election in two or more slates of candidates, including those nominated by the Board of Directors.	N/A
§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders' Meeting will be elected.	§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders' Meeting will be elected.	§ 6º Each shareholder shall be entitled to vote for only one slate of candidates, and the slate of candidates receiving the largest number of votes at the Shareholders' Meeting will be elected.	N/A
Article 20. When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do	**Article 20.** When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do	**Article 20.** When electing members to the Board of Directors, shareholders will be entitled to request, as required by law, the adoption of a cumulative voting process, provided that they do	N/A

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so within, at least, 48 hours in advance of the Shareholders' Meeting.	so within, at least, 48 hours in advance of the Shareholders' Meeting.	so within, at least, 48 hours in advance of the Shareholders' Meeting.	
§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders' Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.	§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders' Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.	§ 1º In the event members of the Board of Directors are elected by cumulative voting, the candidates will not be elected through a nomination on a slate of candidates; the candidates for the Board of Directors shall be those who are part of the slate of candidates as provided for in Article 19, as well as the candidates who are nominated by a shareholder attending the meeting, provided that the Shareholders' Meeting is provided with the statements signed by these candidates as set forth in Paragraph 2 of Article 19 of these Bylaws.	N/A
§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately,	§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately,	§ 2º In the event the Company may be controlled by one shareholder or group of shareholders, as defined in Article 116 of Brazilian Federal Law 6,404/76, shareholders representing 10% of the capital stock may require, in conformity with Paragraph 4 of Article 141 of Brazilian Federal Law 6,404/76, that the election of one of the members of the Board of Directors is carried out separately,	N/A

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notwithstanding the rules set forth in Article 19 above.	notwithstanding the rules set forth in Article 19 above.	notwithstanding the rules set forth in Article 19 above.	
Article 21. In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.	**Article 21.** In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.	**Article 21.** In the event a Director residing and domiciled outside Brazil is elected, the commencement of his/her term shall be conditioned on the appointment of an attorney-in-fact, residing and domiciled in Brazil, empowered to receive service of process for any corporate law-based lawsuit that may be brought against him/her. The term of such power of attorney shall be for, at least, 3 years after the end of the term of office of the respective Director.	N/A
Article 22. The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	**Article 22.** The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	**Article 22.** The Board of Directors shall elect a Chairman and Vice-Chairman among its members, to occur at the first meeting after the commencement of the Directors´ term or at the first meeting after there is a vacancy of these positions on the Board of Directors.	N/A
Section III – Meetings and Replacements **Article 23.** The Board of Directors shall hold regular meetings once every	Section III – Meetings and Replacements **Article 23.** The Board of Directors shall hold regular meetings once every	Section III – Meetings and Replacements **Article 23.** The Board of Directors shall hold regular meetings once every	N/A

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3 months and special meetings whenever called by the Chairman or by any 2 Directors.	3 months and special meetings whenever called by the Chairman or by any 2 Directors.	3 months and special meetings whenever called by the Chairman or by any 2 Directors.	
§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	§ 1º The meetings of the Board of Directors shall be called in writing, by e-mail or any other form that allows proof of receipt of the call notice by the recipient, and shall contain, in addition to the place, date and time of the meeting, the agenda.	N/A
§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	§ 2º The meetings of the Board of Directors shall be called at least 3 days in advance. Regardless of the formalities observed in calling the meeting, a meeting shall be deemed to be duly called if attended by all the members of the Board of Directors.	N/A
§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.	§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.	§ 3º In case of urgency, the Chairman of the Board of Directors (or a third party he or she may appoint) may call a meeting of the Board of Directors with less than the period provided for in Paragraph 2 of this Article, provided that in this case the meeting shall not be held unless at least 2/3 of the elected members attend the meeting.	N/A

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§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting. In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.	§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting. In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.	§ 4º The Directors may attend the meetings of the Board of Directors by telephone conference, videoconference or by any other means of communication allowing the identification of the Director and simultaneous communication with all the other persons present at the meeting. In this case, Directors will be considered to be present at the meeting and sign the corresponding minutes.	N/A
Article 24. Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	**Article 24.** Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	**Article 24.** Except for the provisions in Paragraph 3 of Article 23, the majority of the Directors must attend a meeting of the Board of Directors for it to commence, including the Chairman or the Vice-Chairman, and the resolutions shall require a majority vote, with the Chairman or, in his/her absence, the Vice-Chairman, in addition to his/her own vote, providing the casting vote.	N/A
Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-	Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-	Sole Paragraph. In event of absence or temporary unavailability of the Chairman of the Board of Directors, his/her duties will be exercised, on a temporary basis, by the Vice-	N/A

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Chairman or by another member of the Board of Directors nominated by him/her.	Chairman or by another member of the Board of Directors nominated by him/her.	Chairman or by another member of the Board of Directors nominated by him/her.	
Article 25. No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company's interests, as provided for by law.	**Article 25.** No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company's interests, as provided for by law.	**Article 25.** No member of the Board of Directors may have access to information, take part in resolutions and discussions of the Board of Directors or of any managing bodies, vote or, in any manner, intervene in the matter in which he/she is directly or indirectly in a conflict with the Company's interests, as provided for by law.	N/A
Article 26. Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders' Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders' Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall	**Article 26.** Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders' Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders' Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall	**Article 26.** Except for the possibility of election of Directors by multiple vote, a substitute for a vacancy on the Board of Directors shall be appointed by the remaining Directors and shall hold the office until the subsequent Shareholders' Meeting, at which a new Director shall be elected for remaining term of office of the replaced director. In the event of vacancy of the majority of the Board of Directors, a Shareholders' Meeting shall be called within 15 days from the date thereof, in order to elect substitutes, who shall	N/A

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complete the term of office of the replaced members.	complete the term of office of the replaced members.	complete the term of office of the replaced members.	
Section IV – Powers **Article 27**. The Board of Directors shall have the power to: a) set the general guidelines of the subsidiaries' business and deliberate on the strategic guidelines and strategic plan of the Company;	Section IV – Powers **Article 27**. The Board of Directors shall have the power to: a) set the general guidelines of the subsidiaries' business and deliberate on the strategic guidelines and strategic plan of the Company;	Section IV – Powers **Article 27**. The Board of Directors shall have the power to: a) set the general guidelines of the subsidiaries' business and deliberate on the strategic guidelines and strategic plan of the Company;	N/A
b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	b) elect and remove the executive officers of the Company, appointing among them the Chief Executive Officer and the Chief Financial and Investor Relations Officer, and define their duties;	N/A
c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;	c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;	c) oversee the management of the executive officers; examine, at any time, the books and documents of the Company; request information about agreements previously entered into or in the process of being entered into by the Company;	N/A
d) express its opinion with respect to Management Report and the financial statements of the Company,	d) express its opinion with respect to Management Report and the financial statements of the Company,	d) express its opinion with respect to Management Report and the financial statements of the Company,	N/A

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submitting them to the Shareholders' Meeting for approval;	submitting them to the Shareholders' Meeting for approval;	submitting them to the Shareholders' Meeting for approval;	
e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, "b";	e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, "b";	e) fix the compensation of the members of the Board of Directors and the individual compensation of the Executive Officers of the Company, considering the proposal of the People and Sustainability Committee, according to article 40, single paragraph, "b";	N/A
f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee's proposal;	f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee's proposal;	f) define the overall criteria regarding the compensation and benefits policy of the directors and executive officers as well as of the senior employees of the Company and, whenever necessary, of its subsidiaries, taking into consideration the People and Sustainability Committee's proposal;	N/A
g) grant shares and stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	g) grant shares and stock options under the terms of Article 8 of these Bylaws;	N/A
h) call the Shareholders' Meetings;	h) call the Shareholders' Meetings;	h) call the Shareholders' Meetings;	N/A
i) submit a slate of candidates to the Shareholders' Meeting for election of	i) submit a slate of candidates to the Shareholders' Meeting for election of	i) submit a slate of candidates to the Shareholders' Meeting for election of	N/A

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directors, pursuant to Article 19 of these Bylaws;	directors, pursuant to Article 19 of these Bylaws;	directors, pursuant to Article 19 of these Bylaws;	
j) propose to the Shareholders' Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter "c", paragraph one of Article 53 of these Bylaws;	j) propose to the Shareholders' Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter "c", paragraph one of Article 53 of these Bylaws;	j) propose to the Shareholders' Meeting the allocation of the balance of the adjusted net profit for the year, as referred to in letter "c", paragraph one of Article 53 of these Bylaws;	N/A
k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	k) approve the preparation of financial statements at shorter intervals than the fiscal year, the distribution of dividends based on such financial statements or interim dividends, as well as the payment or crediting of interest on own capital, under the terms of the applicable laws;	N/A
l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	l) pass resolutions on the issuance of shares, debentures convertible into shares and subscription warrants, within the limits of the authorized capital of the Company;	N/A
m) submit proposals to the Shareholders' Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders' Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	m) submit proposals to the Shareholders' Meeting concerning an amalgamation, spin-off, merger, merger of shares or dissolution of the Company, as well as amendments to these Bylaws;	N/A

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n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	n) authorize the acquisition of shares of the Company to be held as treasury shares, cancelled or subsequently disposed of, subject to applicable laws;	N/A
o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	o) approve the public issuance of commercial promissory notes by the Company or by its controlled companies;	N/A
p) approve (i) investment or investment project, (ii) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership, (iii) acquisition or disposal of assets to third parties, (iv) granting of guarantees to third parties, including encumbrance of assets, and (v) indebtedness to third parties or waivers of any rights either by the Company or by its controlled companies, when the value exceeds 5% of the Company's shareholders' equity subject to the limits and procedures established in the Company's corporate policies. Transactions with companies that are part of Ultrapar's economic group and	p) approve (i) investment or investment project, (ii) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership, (iii) acquisition or disposal of assets to third parties, (iv) granting of guarantees to third parties, including encumbrance of assets, and (v) indebtedness to third parties or waivers of any rights either by the Company or by its controlled companies, when the value exceeds 5% of the Company's shareholders' equity subject to the limits and procedures established in the Company's corporate policies. Transactions with companies that are part of Ultrapar's economic group and	p) approve (i) investment or investment project, (ii) direct or indirect acquisition or disposal of an equity interest, including by means of a consortium or special partnership, (iii) acquisition or disposal of assets to third parties, (iv) granting of guarantees to third parties, including encumbrance of assets, and (v) indebtedness to third parties or waivers of any rights either by the Company or by its controlled companies, when the value exceeds 5% of the Company's shareholders' equity subject to the limits and procedures established in the Company's corporate policies. Transactions with companies that are part of Ultrapar's economic group and	N/A

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that do not violate the Company's corporate policies will not require prior approval by the Board of Directors. Ordinary transactions of a working capital nature in the normal course of business, such as drawn risk, anticipation of receivables and forfait will not require prior approval by the Board of Directors;	that do not violate the Company's corporate policies will not require prior approval by the Board of Directors. Ordinary transactions of a working capital nature in the normal course of business, such as drawn risk, anticipation of receivables and forfait will not require prior approval by the Board of Directors;	that do not violate the Company's corporate policies will not require prior approval by the Board of Directors. Ordinary transactions of a working capital nature in the normal course of business, such as drawn risk, anticipation of receivables and forfait will not require prior approval by the Board of Directors;	
q) approve the execution of shareholders' agreements by the Company;	q) approve the execution of shareholders' agreements by the Company;	q) approve the execution of shareholders' agreements by the Company;	N/A
r) select and dismiss the independent auditors, after receiving the Audit Committee's opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee's opinion;	r) select and dismiss the independent auditors, after receiving the Audit Committee's opinion;	N/A
s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential	s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential	s) express an opinion as to whether it is in favor or against any tender offer for the shares of the Company, through a prior opinion containing the reasons for such position disclosed within 15 days from the publication of the tender offer notice, opinion which should cover, at minimum: (i) the convenience and opportunity of the tender offer for the Company and its shareholders as a whole, including with respect to the price and potential	N/A

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impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;	impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;	impacts on share liquidity; (ii) any alternatives to accepting the tender offer for the shares on free float;	
t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	t) approve corporate policies as per the proposals submitted by the relevant entities; and	N/A
u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	u) pass resolutions on other matters not regulated by these Bylaws, as well as otherwise resolving such matters.	N/A
Article 28. The Chairman of the Board of Directors shall: a) call the Shareholders' Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;	**Article 28.** The Chairman of the Board of Directors shall: a) call the Shareholders' Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;	**Article 28.** The Chairman of the Board of Directors shall: a) call the Shareholders' Meeting, whenever so decided by the Board of Directors or, exceptionally, on his/her own initiative, in which case he/she shall immediately inform the other Directors;	N/A
b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	b) call and preside the meetings of the Board of Directors;	N/A
c) communicate the dates of the regular meetings and oversee the Board of Director's administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director's administrative activities; and	c) communicate the dates of the regular meetings and oversee the Board of Director's administrative activities; and	N/A
d) convey resolutions made by the Board of Directors to the Board of	d) convey resolutions made by the Board of Directors to the Board of	d) convey resolutions made by the Board of Directors to the Board of	N/A

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Executive Officers and instruct the latter on the fulfillment thereof.	Executive Officers and instruct the latter on the fulfillment thereof.	Executive Officers and instruct the latter on the fulfillment thereof.	
Article 29. The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	**Article 29.** The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	**Article 29.** The Vice-Chairman of the Board of Directors shall replace the Chairman, in his/her occasional absences and unavailability and, in case of vacancy in the office of Chairman, to hold such office until the date of the election of the new Chairman.	N/A
CHAPTER VI **Board of Executive Officers** **Article 30.** The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.	**CHAPTER VI** **Board of Executive Officers** **Article 30.** The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.	**CHAPTER VI** **Board of Executive Officers** **Article 30.** The Board of Executive Officers shall be comprised of up to 8 executive officers, who may or may not be shareholders, shall be resident in Brazil and be elected by the Board of Directors, without specific designation except for the Chief Executive Officer and the Chief Financial and Investor Relations Officer.	N/A
Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will	Sole paragraph. The term of the members of the Board of Executive Officers shall be 2 years, with reelection permitted, and will	N/A

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continue until each successor is elected.	continue until each successor is elected.	continue until each successor is elected.	
Article 31. The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	**Article 31.** The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	**Article 31.** The Board of Executive Officers shall hold meetings whenever the interest of the Company shall so require and their decisions shall be made by simple majority of votes, requiring one-half of the number of the elected members to form a quorum, with the Chief Executive Officer, in addition to his/her own vote, providing the casting vote.	N/A
Article 32. The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	**Article 32.** The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	**Article 32.** The Board of Executive Officers shall perform the acts necessary for the regular operation of the Company and for the management of its business, and shall be authorized to open and close branches, offices or other premises and facilities in any location in Brazil or abroad, subject to the guidelines provided by the Board of Directors.	N/A
§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-	§ 1º Actions which may affect third parties shall be signed by two executive officers, jointly, or by one executive officer and one attorney-in-	N/A

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fact, or by two attorneys-in-fact, with specific powers.	fact, or by two attorneys-in-fact, with specific powers.	fact, or by two attorneys-in-fact, with specific powers.	
§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	§ 2º The Company, acting by two of its executive officers, may appoint attorneys-in-fact, specifying in the power of attorney the purpose thereof, the powers granted and the term of the power of attorney, which shall not exceed one year, unless the power of attorney is granted with ad judicia powers, in which case it may be valid for an indefinite term.	N/A
§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	§ 3º The Board of Executive Officers may, in exceptional cases, authorize the Company to be represented by one sole executive officer or one sole attorney-in-fact appointed for such purpose, and shall specify the purpose and limit of the powers granted in the minutes of the meeting.	N/A
Article 33. The Chief Executive Officer shall: a) direct, instruct and coordinate the activities of the Company;	**Article 33.** The Chief Executive Officer shall: a) direct, instruct and coordinate the activities of the Company;	**Article 33.** The Chief Executive Officer shall: a) direct, instruct and coordinate the activities of the Company;	N/A

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b) call and preside over the meetings of the Board of Executive Officers; and c) represent the Company in court, either as plaintiff or defendant.	b) call and preside over the meetings of the Board of Executive Officers; and c) represent the Company in court, either as plaintiff or defendant.	b) call and preside over the meetings of the Board of Executive Officers; and c) represent the Company in court, either as plaintiff or defendant.	
Article 34. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company's securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM's applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	**Article 34**. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company's securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM's applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	**Article 34**. The executive officer exercising the duties of Chief Financial and Investor Relations Officer shall provide information to investors, the CVM and the stock exchange or over-the-counter market on which the Company's securities are traded, as well as maintain the registration of the Company updated in conformity with the CVM's applicable regulations and to meet the other requirements contained in such regulations, in addition to exercising the duties assigned to him/her by the Board of Directors.	N/A
Article 35. The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	**Article 35.** The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	**Article 35.** The executive officers without a specific designation, in addition to their statutory duties, shall perform those activities which may be assigned to them by the Board of Directors.	N/A

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Article 36. The executive officers shall substitute each other, subject to the following conditions:	**Article 36.** The executive officers shall substitute each other, subject to the following conditions:	**Article 36.** The executive officers shall substitute each other, subject to the following conditions:	N/A
a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and	a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and	a) in case of the occasional absence and unavailability of the Chief Executive Officer for a period of up to 60 days, the Chairman of the Board of Directors shall nominate a substitute for him/her from among the members of the Board of Executive Officers, and the substitute executive officer shall temporarily exercise the duties of Chief Executive Officer until the latter returns to his/her office or the next following meeting of the Board of Directors, whichever occurs first; and	N/A
b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.	b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.	b) in case of vacancy in the office of an executive officer, he/she may be replaced, until the following meeting of the Board of Directors, by another executive officer appointed by the Chief Executive Officer.	N/A
CHAPTER VII **Committees**	**CHAPTER VII** **Committees**	**CHAPTER VII** **Committees**	N/A

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Article 37. The Company shall have the following support committees attached to the Board of Directors: a) Audit and Risks Committee; b) People and Sustainability Committee; and c) Investments Committee.	**Article 37**. The Company shall have the following support committees attached to the Board of Directors: a) Audit and Risks Committee; b) People and Sustainability Committee; and c) Investments Committee.	**Article 37**. The Company shall have the following support committees attached to the Board of Directors: a) Audit and Risks Committee; b) People and Sustainability Committee; and c) Investments Committee.	
§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	§ 1º Each committee shall have its own internal bylaws, which shall require the approval of the Board of Directors, to govern matters associated with its working and define the role of its coordinator.	N/A
§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	§2º The Board of Directors may establish additional committees for assisting it in the management of the Company, which may have specific purposes and may appoint their respective members.	N/A
§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee,	§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee,	§ 3º The same obligations and restrictions imposed by law, by these Bylaws and by the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Audit and Risks Committee, the People and Sustainability Committee,	N/A

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the Investments Committee and other additional committees that may be established by the Board of Directors.	the Investments Committee and other additional committees that may be established by the Board of Directors.	the Investments Committee and other additional committees that may be established by the Board of Directors.	
Article 38. Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.	**Article 38.** Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.	**Article 38.** Subject to the criteria set forth below, the Committees shall be comprised of at least 3 members, all elected by the Board of Directors for a term of office of 2 years, and the term shall coincide with the term of office of the Directors.	N/A
§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	§ 1º In the event of a vacancy in any member of the Committees, the Board of Directors shall elect a person to complete the term of office of the replaced member.	N/A
§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.	§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.	§ 2º The members of the Committees may be reappointed for successive terms, except for the members of the Audit and Risk Committee, who will exercise their positions for a maximum of 10 years.	N/A
Section I – Audit and Risks Committee **Article 39.** The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1	Section I – Audit and Risks Committee **Article 39.** The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1	Section I – Audit and Risks Committee **Article 39.** The Audit and Risks Committee shall be composed only by Directors, with the majority being independent, and include at least 1	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.	member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.	member with recognized experience in corporate accounting matters, as provided in the applicable regulations of the CVM.	
§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.	§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.	§ 1º To be characterized as an independent, the member of the Audit and Risk Committee must meet the requirements set forth in the applicable CVM regulation, as well as those set out in the New Market Regulation.	N/A
§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.	§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.	§ 2º The member of the Audit and Risks Committee who ceases to hold said position may only rejoin the Committee after at least 3 years have elapsed since the end of the term of office.	N/A
§ 3º The Audit and Risks Committee shall:	§ 3º The Audit and Risks Committee shall:	§ 3º The Audit and Risks Committee shall:	N/A
a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;	a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;	a) recommend to the Board of Directors the retention and dismissal of independent audit services, as well as propose to the Board of Directors the nomination of the independent auditors and their replacement;	N/A

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b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; c) review the quarterly financial information, interim statements, and financial statements prepared by the Company; d) monitor the activities of the Company's internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; e) evaluate and monitor the Company's risk exposure, as per the Risk Management Policy, as well as to	b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; c) review the quarterly financial information, interim statements, and financial statements prepared by the Company; d) monitor the activities of the Company's internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; e) evaluate and monitor the Company's risk exposure, as per the Risk Management Policy, as well as to	b) review the Management Report and the financial statements of the Company and of its controlled companies, and provide the recommendations it deems necessary to the Board of Directors; c) review the quarterly financial information, interim statements, and financial statements prepared by the Company; d) monitor the activities of the Company's internal audit and internal controls departments, including follow up and assessment of the effectiveness and sufficiency of the internal control structure and of the internal and independent audit processes of the Company and of its controlled companies, including in relation to the provisions set forth in the Sarbanes-Oxley Act, submitting the recommendations it deems necessary for the improvement of policies, practices and procedures; e) evaluate and monitor the Company's risk exposure, as per the Risk Management Policy, as well as to	

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provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;	provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;	provide its opinion on any review of the contents thereof, in addition to advising the Board of Directors in connection with the setting of acceptable risk levels;	
f) review, monitor and recommend to management any corrections or improvements to be made to the Company's corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;	f) review, monitor and recommend to management any corrections or improvements to be made to the Company's corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;	f) review, monitor and recommend to management any corrections or improvements to be made to the Company's corporate policies, including the Conflict of Interest and Related Party Transactions Corporate Policy;	
g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;	g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;	g) establish procedures for the acceptance and handling of information submitted by any party relating to alleged noncompliance with applicable legal and regulatory requirements applicable to the Company, in addition to internal regulations, policies and codes, including procedures for confidential or anonymous submission, safeguarding information secrecy;	
h) interact with the other Company's governing bodies in connection with the receipt and review of information on noncompliance with legal and	h) interact with the other Company's governing bodies in connection with the receipt and review of information on noncompliance with legal and	h) interact with the other Company's governing bodies in connection with the receipt and review of information on noncompliance with legal and	

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	regulatory requirements applicable to the Company, as well as with internal regulations, policies and code; and i) provide its opinion on the matters submitted to it by the Board of Directors, as well as on those matters it determines to be relevant.	
Section II – People and Sustainability Committee **Article 40.** The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.	Section II – People and Sustainability Committee **Article 40.** The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.	Section II – People and Sustainability Committee **Article 40.** The People and Sustainability Committee shall have a majority of Director in its composition, with a minimum of 2 independent Directors.	N/A
Sole Paragraph. The People and Sustainability Committee shall: a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically	Sole Paragraph. The People and Sustainability Committee shall: a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically	Sole Paragraph. The People and Sustainability Committee shall: a) propose to the Board of Directors the compensation to be paid to the directors and executive officers and senior employees of the Company and its controlled companies, to the members of the committees and of other governing bodies assisting the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, and periodically	N/A

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revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;	revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;	revise the parameters and guidelines and, as a result, the Compensation Policy and other benefits of the Company;	
b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders' Meeting, and propose the individual compensation of the Board of Executive Officers;	b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders' Meeting, and propose the individual compensation of the Board of Executive Officers;	b) propose to the Board of Directors, pursuant to the proposal received from the Chief Executive Officer, the overall compensation of the directors and executive officers of the Company, which shall be submitted to the Shareholders' Meeting, and propose the individual compensation of the Board of Executive Officers;	
c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;	c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;	c) ensure that the Company prepares itself adequately for the succession of its directors, executive officers and other key employees, particularly the Chief Executive Officer and the principal executive officers;	
d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and	d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and	d) carry out diligence and supervise the steps taken to ensure that the Company adopts a model of competence and leadership, attraction, retention and motivation in line with its strategic plans; and	
e) carry out diligence and supervise the steps and goals proposed by the	e) carry out diligence and supervise the steps and goals proposed by the	e) carry out diligence and supervise the steps and goals proposed by the	

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.	management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.	management related to the sustainability of operations and the development of its material themes, as well as monitoring their compliance.	
Section III – Investments Committee **Article 41.** The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	Section III – Investments Committee **Article 41.** The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	Section III – Investments Committee **Article 41.** The Investments Committee shall be comprised entirely of Directors and its duties shall be as follows.	N/A
Sole Paragraph. The Investments Committee shall be responsible for the following duties:	Sole Paragraph. The Investments Committee shall be responsible for the following duties:	Sole Paragraph. The Investments Committee shall be responsible for the following duties:	N/A
(a) to evaluate and recommend the Company's relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and (b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.	(a) to evaluate and recommend the Company's relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and (b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.	(a) to evaluate and recommend the Company's relevant investments, acquisitions or divestments as provided in the policies adopted by the Company; and (b) to monitor the capital allocation strategy and the portfolio management of the Company as defined by the Board of Directors, including mergers and acquisitions operations.	N/A

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CHAPTER VIII **Fiscal Council** **Article 42.** The Company's Fiscal Council shall be non-permanent and, when installed by the Shareholders' Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.	**CHAPTER VIII** **Fiscal Council** **Article 42.** The Company's Fiscal Council shall be non-permanent and, when installed by the Shareholders' Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.	**CHAPTER VIII** **Fiscal Council** **Article 42.** The Company's Fiscal Council shall be non-permanent and, when installed by the Shareholders' Meeting as provided in Brazilian Federal Law 6,404/76, shall be comprised of 3 members and an equal number of alternate members, with such duties, powers and compensation as provided for by law. The Fiscal Council shall have a term of office of 1 year, with reelection being permitted.	N/A
§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.	§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.	§ 1º Once the Fiscal Council has been installed, the commencement of the term of its full and alternate members shall be conditioned on the execution of the respective indeed of investiture, which shall cover their consent to the contents of Article 51 hereof.	N/A
§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of	§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of	§ 2º The Fiscal Council shall hold regular meetings once every quarter, and extraordinary meetings whenever necessary, and shall keep minutes of	N/A

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such meetings in the Company's records.	such meetings in the Company's records.	such meetings in the Company's records.	
§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.	§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.	§ 3º The same obligations and restrictions imposed by law, these Bylaws and the New Market Regulation on the directors and executive officers of the Company shall apply to the members of the Fiscal Council.	N/A

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CHAPTER IX **Tender Offers** Section I – Sale of a Controlling Interest **Article 43.** A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.	**CHAPTER IX** **Tender Offers** Section I – Sale of a Controlling Interest **Article 43.** A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.	**CHAPTER IX** **Tender Offers** Section I – Sale of a Controlling Interest **Article 43.** A direct or indirect sale of the controlling interest in the Company, either in a single transaction, or in a series of successive transactions, shall be conditioned upon the buyer making a tender offer for shares issued by the Company held by the remaining shareholders, subject to the conditions and terms set forth under the applicable laws and regulations and in the New Market Regulation, in order to provide shareholders equal treatment to that afforded to the seller.	N/A
Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding	Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding	Sole Paragraph. The buyer of a controlling interest shall, after the financial settlement of the foregoing tender offer, take the appropriate actions to, over the course of the subsequent 18 months, restore the minimum percentage of outstanding	N/A

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shares as per the New Market Regulation.	shares as per the New Market Regulation.	shares as per the New Market Regulation.	
Section II – Acquisition of Relevant Interest **Article 44.** Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person ("Purchaser of a Relevant Interest"), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock ("Relevant Interest"), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.	Section II – Acquisition of Relevant Interest **Article 44.** Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person ("Purchaser of a Relevant Interest"), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock ("Relevant Interest"), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.	Section II – Acquisition of Relevant Interest **Article 44.** Any person, regardless of whether he/she is a shareholder, which, on his/her own account or through Joint Action with another person ("Purchaser of a Relevant Interest"), acquires or becomes the holder of Company shares, through a single transaction or a series of successive transactions, representing 20% or more of its capital stock ("Relevant Interest"), shall be required to make a tender offer for the acquisition of the shares held by the remaining shareholders at a price equal to the highest value per share paid by him/her in the preceding 6 months, adjusted pursuant to the SELIC Rate.	N/A
§1º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and	§1º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and	§1º The Purchaser of a Relevant Interest shall not be required to make the tender offer provided for in this Article, in case he/she shall timely and	N/A

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cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.	cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.	cumulatively: (a) notify the Company of his/her intent to exercise the right provided for in this Paragraph within 48 hours from the time he/she becomes owner of the Relevant Interest; and (b) sell, on a stock exchange, the number of shares of capital stock of the Company that exceeds the Relevant Interest, within 30 days from the date of the notice mentioned in item (a) of this Paragraph.	
§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	§2º For purposes of calculating the limit of 20% set forth in the introductory paragraph of this Article, treasury shares held by the Company shall be excluded.	N/A
§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for	§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for	§3º The offer referred to in this Article shall not be required in the event any shareholder, or shareholders joined by a voting agreement registered with the Company, or shareholders who have a controlling relationship or are under common control are holders of more than one-half of the capital stock at the time of the acquisition of the Relevant Interest, excluding, for	N/A

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effects of such calculation, treasury shares held by the Company.	effects of such calculation, treasury shares held by the Company.	effects of such calculation, treasury shares held by the Company.	
§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	§4º The obligation to carry out the offer provided for in this Article shall not apply if the obligation to carry out the offer provided for in Article 43 is applicable.	N/A
Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market **Article 45.** The Company's deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.	Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market **Article 45.** The Company's deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.	Section III – Deregistration as Publicly-Held Company and Withdrawal from the New Market **Article 45.** The Company's deregistration as a publicly-held company, shall be preceded by a tender offer for shares at a fair price, such a tender offer to abide by the procedures and requirements set forth in Brazilian Federal Law 6,404/76 and the CVM regulations governing tender offers for the purposes of deregistration as a publicly held company.	N/A
Article 46. The Company's withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide	**Article 46.** The Company's withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide	**Article 46.** The Company's withdrawal from the New Market, be it voluntary, mandatory or as a result of a corporate reorganization, shall abide	N/A

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by the rules set forth in the New Market Regulation.	by the rules set forth in the New Market Regulation.	by the rules set forth in the New Market Regulation.	
Article 47. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company's voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:	**Article 47**. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company's voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:	**Article 47**. As provided in the New Market Regulation and except for the provisions of Article 48, next, the Company's voluntary withdrawal from the New Market, in order for its shares to be registered outside the New Market shall be preceded by a tender offer for shares in line with the procedures set forth in CVM Regulations governing tender offers for shares for the purposes of deregistration as a publicly listed company, and the following requirements:	N/A
a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	a) the price of the tender shall be fair and calculated pursuant to the parameters set forth in Article 4-A of Brazilian Federal Law 6,404/76 and the applicable CVM Regulations; and	N/A
b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	b) holders of interests in excess of 1/3 of shares outstanding shall accept the tender offer or explicitly agree with withdrawal from the segment without selling their shares.	N/A

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Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.	Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.	Sole Paragraph – For the purposes of Article, outstanding shares shall be only those whose holders explicitly agree with withdrawal from the New Market or qualify for the tender offer auction as per the CVM regulations governing tender offers for the purposes of deregistration as a publicly listed company.	N/A
Article 48. Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders' Assembly, to convene: a) on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or b) on second call with any number of holders of outstanding shares in attendance.	**Article 48.** Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders' Assembly, to convene: a) on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or b) on second call with any number of holders of outstanding shares in attendance.	**Article 48.** Voluntary withdrawal from the New Market as provided in foregoing Article 47 may take place irrespective of a tender offer if such a waiver is approved by the Shareholders' Assembly, to convene: a) on first call with the attendance of shareholders representing, at least, 2/3 of all shares outstanding; or b) on second call with any number of holders of outstanding shares in attendance.	N/A
Sole Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of	Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in	Paragraph – The decision regarding the foregoing waiver of a tender offer shall be made by a majority vote of the holders of outstanding shares in	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
outstanding shares in attendance at the Shareholders' Meeting.	attendance at the Shareholders' Meeting.	attendance at the Shareholders' Meeting.	
Article 49. A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	**Article 49.** A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	**Article 49.** A single tender offer may be made for more than one of the purposes provided for in this Chapter, in the New Market Regulation, in Brazilian Federal Law 6,404/76 or in the regulations issued by the CVM, provided that the procedures used in the tender offer are compatible with all requirements of each different tender offer, the tender offer offerees do not suffer any damages and the authorization of the CVM is obtained, when required by applicable law.	N/A
Article 50. To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	**Article 50.** To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	**Article 50.** To the extent the rights provided for in these Bylaws to shareholders with respect to tender offers are affected, the rules set forth by the New Market Regulation will prevail over the provisions herein.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
CHAPTER X **Arbitration Court** **Article 51.** The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.	**CHAPTER X** **Arbitration Court** **Article 51.** The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.	**CHAPTER X** **Arbitration Court** **Article 51.** The Company, its shareholders, directors and executive officers and the full and alternate members of the Fiscal Council, if any, are required to submit to arbitration at the Market Arbitration Tribunal, pursuant to the rules thereof, any and all controversies arising between them, either related to or resulting from their status as issuer, shareholders, managers and members of the Fiscal Council, in particular if arising from the provisions set forth in Brazilian Federal Laws 6,385/76 and 6,404/76, in the Bylaws, in the rules enacted by the National Monetary Council, the Central Bank of Brazil and the CVM, as well as other rules applicable to capital markets in general, in addition to those set forth in the New Market Regulation, other B3 regulations and the New Market Participation Agreement.	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
CHAPTER XI **Fiscal Year** **Article 52.** The fiscal year begins on January 1st and ends on December 31st of each year.	**CHAPTER XI** **Fiscal Year** **Article 52.** The fiscal year begins on January 1st and ends on December 31st of each year.	**CHAPTER XI** **Fiscal Year** **Article 52.** The fiscal year begins on January 1st and ends on December 31st of each year.	N/A
Article 53. After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors' and executive officers' annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock. § 1º The remaining profit will have the following destination:	**Article 53.** After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors' and executive officers' annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock. § 1º The remaining profit will have the following destination:	**Article 53.** After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax and, if applicable, the provision for directors' and executive officers' annual profit sharing, 5% of the net profit will be allocated to the legal reserve, up to the limit of 20% of the capital stock. § 1º The remaining profit will have the following destination:	N/A
a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;	a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;	a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed;	N/A
b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the	b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the	b) by proposal of the managing bodies, up to 75% for creating an investment reserve, aimed at protecting the	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders' meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders' meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	integrity of the Company´s assets and to supplement its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once such limit is reached, the shareholders' meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends; and	
c) the balance will be allocated according to the resolution adopted at the Shareholders' Meeting, which will take into account the Board of Directors' proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders' Meeting, which will take into account the Board of Directors' proposal.	c) the balance will be allocated according to the resolution adopted at the Shareholders' Meeting, which will take into account the Board of Directors' proposal.	N/A
§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders' Meeting, declare interim dividends to the account of	§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders' Meeting, declare interim dividends to the account of	§ 2º The Company may, in addition to the annual balance sheet, prepare semiannual or interim balance sheets at any time, and the Board of Directors may, ad referendum of the Shareholders' Meeting, declare interim dividends to the account of	N/A

Current version	Proposed version	Amended version	Comments/Justifications on proposed changes
retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	retained earnings or profit reserves recorded in its latest annual or semiannual balance sheets.	
§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.	§ 3º Dividends not claimed within 3 years from the date they were made available to the shareholders shall be forfeited to the Company.	N/A
CHAPTER XII **Miscellaneous** **Article 54.** The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.	**CHAPTER XII** **Miscellaneous** **Article 54.** The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.	**CHAPTER XII** **Miscellaneous** **Article 54.** The Company shall be liquidated as provided for by law, and the Shareholders´ Meeting shall decide the method of liquidation, appoint the liquidator and elect the Fiscal Council to operate during the liquidation process.	N/A
Article 55. The minutes of the Shareholders' Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.	**Article 55.** The minutes of the Shareholders' Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.	**Article 55.** The minutes of the Shareholders' Meetings, as well as the minutes of meetings of the Board of Directors and of the Board of Executive will be filed at the Registry of Commerce and published when they contain resolutions affecting third parties.	N/A

Exhibit III – Management discussion and analysis on the financial conditions of the Company, under the terms of item 2 of the Reference Form

2.1 General financial and equity conditions

Introduction

The following comments should be read together with the 2025 Standardized Financial Statements of Ultrapar, filed with the CVM (Brazilian Securities and Exchange Commission) on March 4, 2026, including the notes thereto, and other financial information included in other parts of this document. The amounts are presented in thousands of Brazilian reais, unless otherwise indicated.

a. **General financial and equity conditions**

Overview of the 2025 fiscal year

The year 2025 was marked by Ultrapar's significant evolution, with strategic clarity and solid results. Our main business delivered good operational results, even in an environment of volatility and uncertainty.

Ultragaz maintained its growth, and Ipiranga recorded strong expansion, mainly driven by the recovery of the market following measures to combat irregularities in the sector during the second half of the year. Ultracargo was also affected by this environment of irregularities in the first half and had a year of record expansions and higher pre-operational costs, which resulted in a temporary contraction in results.

We took over the control of Hidrovias in 2025, intensifying integration and accelerating the implementation of the Ultra Management Model based on disciplined capital allocation, agile and robust governance, and operational efficiency. We have also completed the sale of the coastal navigation operation, strengthening Hidrovias' financial structure and focusing on businesses with greater synergy and value creation potential. Hidrovias delivered record results in 2025, in volume, recurring EBITDA and operating cash flow.

Operational cash flow generation reached R$ 5.5 billion, a record level for Ultrapar. This performance allowed the Company to maintain comfortable financial leverage, even after record organic investments, acquisition of Hidrovias' control, and the distribution of R$ 1.1 billion in extraordinary dividends in December. We ended the year with net revenues of R$ 142.5 billion, record recurring EBITDA of R$ 6.2 billion and net income of R$ 2.5 billion, demonstrating the resilience of the portfolio and the Company's financial and strategic discipline.

We completed the planned leadership transition for the positions of Chief Executive Officer and Chief Financial and Investor Relations Officer, and implemented Boards of Directors in the businesses, strengthening agility, autonomy and accountability. These actions reaffirm and consolidate Ultrapar's strategy as a shareholder and capital allocator focused on long-term value creation, supported by robust governance. As a result, Ultrapar's Board now concentrates its efforts on capital allocation, portfolio management and development of talent aligned with our culture.

As part of Ultrapar's strategic review as a holding company focused on long term value creation, we also reviewed the material topics and updated the 2030 Sustainability Plan, aligning it with the most relevant issues for the growth and longevity of our businesses.

We announced our investment plan for 2026, totaling up to R$ 2.6 billion. Of this amount, R$ 1.1 billion will be allocated to expansion projects across all businesses, while the remaining amount will be directed to maintenance and modernization of assets, focusing on efficiency and safety, in addition to investments in technology platforms at Ipiranga, Ultragaz and Hidrovias.

We entered 2026 facing a challenging global environment, marked by geopolitical tensions and economic volatility. We are prepared to navigate this context and seize opportunities, with an engaged team, strengthened businesses, and a constant focus on operational efficiency, financial discipline, innovation and sustainable growth. We will continue our journey of growth and value creation.

We thank our customers, suppliers, shareholders and partners for their trust. We especially thank all employees for their dedication and commitment throughout the year.

b. Capital structure

The Company's subscribed and paid-up capital as of December 31, 2025 was R$ 7,987,100 thousand, comprising 1,115,849,873 common shares with no par value.

Ultrapar ended 2025 with a total net debt of R$ 12,148,498 thousand, comprised of a gross debt of R$ 20,093,261 thousand, leases payable of R$ 1,739,633 thousand, net derivative financial instruments of R$ 275,916 thousand, and cash and financial investments of R$ 9,408,480 thousand, an increase of R$ 4,406,476 thousand in relation to the total net debt of 2024.

As of December 31, 2025, Ultrapar's equity was R$ 17,730,616 thousand, resulting in a total net debt to equity ratio of 69%.

(In thousands of Reais)	2025	% of equity
Gross debt	20,093,261	113%
Leases payable	1,739,633	10%
Derivative financial instruments, net	(275,916)	2%
Cash and financial investments	(9,408,480)	53%
Total net debt	**12,148,498**	**69%**

(1) The gross debt is calculated by summing up the credit facilities, financing, and debentures.

c. Capacity to honor financial obligations

Our main sources of liquidity derive from (i) cash, cash equivalents and financial investments, (ii) cash flow generated from our operations, and (iii) financing.

We believe that these sources are sufficient to meet our current funding requirements, which include, but are not limited to, working capital, investments, amortization of debt and payment of dividends.

The table below presents a summary of the financial liabilities and leases payable as of December 31, 2025 by the Company and its subsidiaries, listed by maturity. The amounts disclosed in this table are the contractual undiscounted cash outflows, and, therefore, may be different from the amounts disclosed in the statement of financial position.

(In thousands of Reais)	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including estimated interest on loans (1) (2)	5,563,733	11,266,427	5,350,190	4,043,614	26,223,964
Derivative instruments (3)	545,582	447,029	151,734	241,441	1,385,786
Trade payables	4,643,344	-	-	-	4,643,344
Trade payables - reverse factoring	3,785	-	-	-	3,785
Leases payable	483,696	604,451	393,278	1,246,359	2,727,784
Financial liabilities of customers	63,882	14,258	-	-	78,140
Other payables	127,228	3,142	-	-	130,370

(1) The interest on loans was estimated based on the US dollar, Euro at closing and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 and BACEN as of December 31, 2025.
(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.
(3) The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2025. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

d. **Funding sources used for working capital and investments in non-current assets**

Ultrapar meets its needs for working capital and investments by means of a combination of cash generated from operating activities and resources from financing activities, including new debt fundraising and refinancing of certain obligations falling due. Debt management considers market conditions and seeks to seize opportunities of funding at competitive costs.

e. **Funding sources for working capital and investments in non-current assets to be used in the event of liquidity shortfalls**

Ultrapar had no liquidity shortfalls in 2025. The Company has own resources and operating cash generation sufficient to meet the needs for working capital and investments estimated for 2026. In addition, if necessary, the Company has access to third party financing sources, including short- and long-term credit facilities and potential funding in the financial market.

f. **Indebtedness level and debt profile, describing:**

As of December 31, 2025, Ultrapar's gross debt, including the balance of negative derivative financial instruments, totaled R$ 20,674,175 thousand, compared to R$ 14,302,110 thousand at the end of 2024. The short-term portion represented 21% of gross debt at the end of 2025 and 25% at the end of 2024. The table below shows the breakdown of the gross debt as of December 31, 2025, as well as the debt maturity schedule. For more information on the composition, movement and maturity of the debt, see Note 15 to the 2025 Financial Statements (Information on derivative financial instruments is shown in Note 26.f.).

i) **Significant loan and financing contracts**

Loans (In thousands of Reais)	Index/Currency	Has a cross-default clause [1]	Weighted average financial charges in 2025 (p.a)	Weighted average hedging instruments	2025
Foreign currency-denominated:					
Notes in the foreign market	USD	Yes	5.3%	142.6% of DI (*)	4,158,025
Foreign loan	USD	Yes	4.1%	103.8% of DI	2,554,217
Foreign loan	SOFR + USD	Yes	0.8%	103.4% of DI	1,295,481
Notes in the foreign market	USD	Yes	5.0%	CDI + 1.6% (**)	984,400
Foreign exchange debentures	EUR	Yes	3.0%	104.4% of DI	515,654
Foreign exchange debentures	USD	Yes	5.3%	101.7% of DI	339,836
Total in foreign currency					**9,847,613**
Brazilian Reais-denominated loans:					
Debentures	CDI + R$	Yes	0.9%	n/a	3,455,058
Debentures – CRA	IPCA	Yes	5.4%	103.3% of DI	2,339,526
Debentures	IPCA	Yes	4.8%	105.4% of DI	837,001
Financing	R$	Yes	14.6%	106.6% of DI	552,666
CDCA	CDI + R$	Yes	0.9%	n/a	547,587
Debentures – CRA	Fixed rate	Yes	11.2%	104.4% of DI	513,103
Debentures – CRA	CDI + R$	Yes	0.7%	n/a	495,731
Debentures	IPCA	Yes	6.0%	n/a	466,762
CCB	CDI	Yes	104.3%	n/a	416,321
CDCA	CDI	Yes	109.0%	n/a	206,594
Constitutional Fund (FNE)	IPCA	No	2.9%	69.5% of DI	192,054
Commercial Paper	CDI + R$	Yes	0.2%	n/a	89,083
Constitutional Fund (FNO)	IPCA	No	3.1%	70.8% of DI	84,462
FINEP	TJLP	No	1.0%	n/a	27,249
Climate Fund	R$	No	9.4%	72.9% of DI	22,451
Total in Brazilian Reais					**10,245,648**
Total loans					**20,093,261**

Current	**4,251,131**
1 to 2 years	3,923,059
2 to 3 years	4,227,274
3 to 4 years	3,525,329
4 to 5 years	1,038,873
More than 5 years	3,127,595
Non-current	**15,842,130**

[1] For more information on the use of derivative financial instruments, see Note 26.f of our 2025 Standardized Financial Statements.

ii) Other long-term relationships with financial institutions

In addition to the loan and financing contracts described in item 2.1.f.i. "Relevant loan and financing contracts" and the credit limits mentioned in item 2.1.g., Ultrapar maintains long-term relationships with financial institutions in activities inherent to the ordinary course of its businesses. These relationships include, for example, structural banking services, such as payroll processing for its employees, receivables collection and management, acquiring and payment solutions, as well as the contracting of exchange rate and interest rate hedging instruments.

iii) Subordination level of debts

As of December 31, 2025, the Company had R$ 84,462 thousand in financing that had real guarantees. Additionally, there was R$ 18,684,982 thousand in financing without real guarantees but with endorsements, sureties, or promissory notes. Ultrapar and its subsidiaries provided endorsements in surety bonds for judicial and commercial proceedings amounting to R$ 100,200 thousand.

iv) Any restrictions imposed on the issuer, especially related to indebtedness limits and contracting new debts, distribution of dividends, disposal of assets, issuance of new securities and disposal of controlling equity stake, and whether the issuer has been in compliance therewith

As of December 31, 2025, Ultrapar and its subsidiaries were subject to certain commitments and restrictions set forth in their financial agreements. Among these restrictions are the limitation on the contracting of new debt by the subsidiary Hidrovias do Brasil, except in the cases permitted under the respective indentures of issuance, and compliance with the mandatory minimum dividend provided for in its bylaws. Any failure to comply with this obligation does not result in the acceleration of maturities nor does it constitute an event of default.

Ultrapar and its subsidiaries also have other commitments and restrictions in their loan, financing and derivative instrument agreements. These restrictions are usual in operations of this nature and have not limited Ultrapar's operational or financial capacity so far.

Additionally, 99% of the issuances that make up the gross financial debt of the Company and its subsidiaries have cross default clauses, referring to declarations of early maturity of debts of other companies within its economic group.

g. Limits of use of contracted loans and financing and percentages already used

In December 2025, Ultracargo obtained financing from Banco do Nordeste (BNB) through Fundo Constitucional do Nordeste (FNE), totaling R$ 152,672 thousand, maturing in 2041. Of this amount, R$106,871 thousand (equivalent to approximately 70% of the contracted limit) was released in

January 2026, with the remaining balance available for disbursement in accordance with the progress of the financed project.

In February 2026, Ipiranga entered into a 4,131 Loan in foreign currency, in the amount of USD 53,200 thousand (R$ 277,172 thousand), with financial charges at USD + 4.95% p.a. and maturity in 2029. This was a transaction with fully contracted amount, with no additional limit available for use.

h. **Significant changes in each item of the statements of income and cash flows**

Main changes in the consolidated statements of income for the year ended December 31, 2025 compared with the year ended December 31, 2024:

(In thousands of Reais)	Year ended December 31, 2025	% net revenues from services	Year ended December 31, 2024	% net revenues from services	Δ(%) 2025 vs 2024
Net revenue from sales and services	142,369,540	100%	133,498,913	100%	7%
Cost of products and services sold	(133,010,699)	93%	(123,811,893)	93%	7%
Gross profit	**9,358,841**	**7%**	**9,687,020**	**7%**	**-3%**
General, administrative and selling expenses	(4,767,307)	3%	(4,371,639)	-3%	9%
Other operating income (expenses), net	354,664	0%	(414,092)	0%	-186%
Results from disposal of assets	99,570	0%	171,837	0%	-42%
Operating income	**5,045,768**	**4%**	**5,073,126**	**4%**	**-1%**
Financial result	(1,167,354)	1%	(931,934)	1%	25%
Income and social contribution taxes	(1,063,689)	1%	(1,485,618)	1%	-28%
Share of profit (loss) of subsidiaries, joint ventures and associates	(155,999)	0%	(127,182)	0%	23%
Amortization of fair value adjustments on associates acquisition	(1,611)	0%	(2,493)	N/A	N/A
Gain on acquisition of control of associate	91,105	N/A	-	N/A	N/A
Net income from continuing operations	**2,748,220**	**2%**	**2,525,900**	**2%**	**9%**
Discontinued operations	(206,312)	N/A	302	N/A	N/A
Net income	**2,541,908**	**2%**	**2,526,201**	**2%**	**1%**
Income attributable to:					
Shareholders of Ultrapar	2,453,853	N/A	2,362,740	N/A	4%
Non-controlling interests in subsidiaries	88,055	N/A	163,160	N/A	-46%

Net revenue

(In thousands of Reais)	2025	2024	Δ (%)
Ipiranga	127,632,935	121,336,232	5%
Ultragaz	12,313,710	11,288,418	9%
Ultracargo	1,020,908	1,075,558	-5%
Hidrovias do Brasil[1]	1,562,214	n/a	n/a
Ultrapar[2]	**142,369,540**	**133,498,913**	**7%**

[1] As of May 2025, through the acquisition of control according to Note 28.b, the Company began to report Hidrovias as a new operating segment. Hidrovias' full results since January 2024 are disclosed by the company on its Investor Relations website.

[2] Information on Ipiranga, Ultragaz, Ultracargo, and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information.

Ultrapar recorded net revenues of R$ 142,369,540 thousand in 2025, a 7% increase compared to 2024, mainly due to higher revenue from Ipiranga and Ultragaz, as well as the consolidation of Hidrovias, which offset the lower revenue from Ultracargo.

Ipiranga's net revenue increased by 5% in 2025 mainly due to higher sales volume. Ultragaz's net revenue grew by 9% in 2025 due to the pass-through of cost inflation, a more favorable customer mix and the contribution of new energy sources in the result. Ultracargo's net revenue decreased by 5% in 2025, due to lower invoiced volume, even with improved rates. Hidrovias' net revenue totaled R$ 1,562,214 thousand in the period from May to December 2025.

Cost of products and services sold

(In thousands of Reais)	2025	2024	Δ (%)
Ipiranga	121,937,313	114,730,459	6%
Ultragaz	9,838,452	8,895,244	11%
Ultracargo	443,085	386,568	15%
Hidrovias do Brasil[1]	951,780	n/a	n/a
Ultrapar[2]	**133,010,699**	**123,811,893**	**7%**

[1] As of May 2025, through the acquisition of control according to Note 28.b, the Company began to report Hidrovias as a new operating segment. Hidrovias' full results since January 2024 are disclosed by the company on its Investor Relations website.

[2] Information on Ipiranga, Ultragaz, Ultracargo, and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information.

Ultrapar's cost of products and services sold amounted to R$ 133,010,699 thousand in 2025, a 7% increase compared to 2024, reflecting higher costs at Ipiranga, Ultragaz and Ultracargo, and the effects of the consolidation of Hidrovias.

Ipiranga's cost of products sold increased by 6% in 2025, as a result of the increase in sales and lower comparative base in 2024 due to the recognition of extraordinary tax credits in that period. At Ultragaz, there was an 11% increase in 2025, due to higher personnel expenses and higher costs in the new energy and freight segments. At Ultracargo, there was a 15% increase in 2024, due to higher personnel expenses, as well as higher depreciation expenses due to the completion of the expansions and pre-operational and initial costs of the operation in Palmeirante. Hidrovias' costs totaled R$ 951,780 thousand in the period from May to December 2025.

Gross profit

Ultrapar reported gross profit of R$ 9,358,841 thousand in 2025, a 4% decrease compared to 2024, reflecting lower gross profit at Ipiranga and Ultracargo, the consolidation of Hidrovias, and higher gross profit at Ultragaz.

General, administrative and selling expenses

(In thousands of Reais)	2025	2024	Δ (%)
Ipiranga	3,024,741	3,019,193	0%
Ultragaz	1,053,674	950,669	11%
Ultracargo	166,576	187,409	-11%
Hidrovias do Brasil[1]	267,277	N/A	N/A
Ultrapar[2]	**4,767,307**	**4,371,639**	**9%**

[1] As of May 2025, through the acquisition of control according to Note 28.b, the Company began to report Hidrovias as a new operating segment. Hidrovias' full results since January 2024 are disclosed by the company on its Investor Relations website.

[2] Information on Ipiranga, Ultragaz, Ultracargo, and Hidrovias is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information.

Ultrapar recorded general, administrative and selling expenses of R$ 4,767,307 thousand in 2025, an increase of 9% compared to 2024, mainly due to higher personnel expenses and the effect of the consolidation of Hidrovias.

At Ipiranga, general, administrative and selling expenses remained stable compared to 2024, even with the increase in freight costs due to volume growth, which was offset by operational efficiency initiatives. At Ultragaz, general, administrative and selling expenses increased by 11% in 2025, reflecting higher personnel expenses and higher advertising and marketing expenses. At Ultracargo, expenses decreased by 11% in 2025, due to lower personnel expenses (mainly lower variable compensation, aligned with lower operating results). General, administrative and selling expenses of Hidrovias totaled R$ 267,277 thousand in the period from May to December 2025.

Other operating income (expenses)

The other operating income (expenses) line registered R$ 354,664 thousand in 2025, an improvement of R$ 768,756 thousand compared to 2024, mainly due to a decrease in expenses with CBios, extraordinary tax credits, and lower impact from the write-off of the earnout payable related to the acquisition of Stella.

Results from disposal of assets

The results from disposal of assets totaled R$ 99,570 thousand in 2025, a decrease of R$ 72,267 thousand compared to 2024, mainly due to the write-off of the earnout payable related to the acquisition of Stella.

Operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes

Ultrapar reported an operating income before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes of R$ 5,045,768 thousand in 2025, a 1% decrease compared to 2024.

Financial result

Ultrapar reported financial expenses of R$ 1,167,354 thousand in 2025, compared to financial expenses of R$ 931,934 in 2024, mainly due to higher net debt due to the consolidation of Hidrovias and the increase in CDI.

Net income

Net income totaled R$ 2,541,908 thousand in 2025, practically stable in relation to 2024.

Main changes in the statements of cash flows for the year ended December 31, 2025 compared with the year ended December 31, 2024:

Operating cash generation totaled R$ 5,452,502 thousand in 2025, compared to a generation of R$ 3,735,576 thousand in 2024, reflecting better operating performance of the businesses, the consolidation of Hidrovias, and the lower need for working capital investment, especially at Ipiranga.

Financing activities consumed R$ 2,845,712 thousand in 2025 compared to a consumption of R$ 6,387,950 thousand in 2024. The variation mainly reflects the lower volume of investments and acquisitions carried out during the year and the effect of the consolidation of Hidrovias (absorbed cash).

Financing activities consumed R$ 1,469,590 thousand in 2025, compared to a consumption of R$ 1,234,102 thousand in 2024, mainly due to the consolidation of Hidrovias, the higher CDI rate and higher dividend payments during the year.

As a result, cash and cash equivalents totaled R$ 3,175,125 thousand in 2025 compared to R$ 2,071,593 in 2024.

2.2 Operating and financial results

a. **Issuer's operating results, especially:**

i. **Description of major components of revenues**

As of December 31, 2025, Ultrapar recorded Net Revenue of R$ 142,369,540 thousand, a 7% increase compared to 2024, mainly reflecting higher revenues from Ipiranga and Ultragaz, as well as the effect of the consolidation of Hidrovias from May 2025.

The main components of revenue arise from the sale of diesel, gasoline and ethanol in the fuel distribution segment (Ipiranga) and LPG in the gas distribution segment (Ultragaz), which together accounted for approximately 90% of consolidated net revenue for the year.

It is worth noting that these products are sensitive to international price dynamics, domestic market competitive conditions and macroeconomic factors.

Additional information on the impacts of prices, inflation, exchange rates and interest rates on the Company's performance is detailed in "Item 2.2.c. – Relevant effects of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the Company's operating and financial results".

ii. **Factors that materially affected operating results**

See "Item 2.1.h. Significant changes in the statements of income and cash flows".

b. **Relevant changes in revenues attributable to introduction of new products and services and changes in volumes, prices, exchange rates and inflation**

Ultrapar's revenues in 2025 reflected, among other factors, the consolidation of Hidrovias do Brasil from May 2025. Its inclusion as a new operating segment contributed to the growth of consolidated revenue in the period.

More information is also included in Items 2.1.h. ("Significant changes in each item of the statements of income and cash flows") and 2.2.c. ("Relevant effects of inflation, changes in prices

of main inputs and products, foreign exchange and interest rates on the issuer's operating and financial results").

c. Relevant effects of inflation, changes in prices of main inputs and products, foreign exchange and interest rates on the issuer's operating and financial results

Distribution of fuels (Ipiranga)

In 2025, Ipiranga's revenues and margins were influenced by the combination of Petrobras' pricing policy – characterized by more gradual pass-through of international price volatility – and an external environment still subject to geopolitical tensions in the Middle East and uncertainties in the production of relevant countries. These dynamics affected the acquisition prices of gasoline and diesel and, consequently, trading spreads.

Although domestic prices remained relatively stable throughout the year, the gap relative to import parity in certain periods affected competitiveness among market players, with impacts on volumes and margins.

Petrobras implemented specific price adjustments during 2025, as indicated in the charts of refinery acquisition price.

- Gasoline: accumulated decrease of R$ 0.17 in the second half, mainly from April to May, followed by a new decrease of R$ 0.14 in October.
- Diesel: increase of R$ 0.22 in February and decrease of R$ 0.45 from April to May.


Gasolina (R$/m³)
Preços Petrobras x preços de paridade de importação
Petrobras
PPI


Diesel (R$/m³)
Preços Petrobras x preços de paridade de importação
Petrobras
PPI

Distribution of liquefied petroleum gas (LPG) (Ultragaz)

Operating results were influenced by Petrobras pricing dynamics, including occasional auctions held throughout 2025, which pressured acquisition costs. In a market with high price sensitivity, short-term cost pass-throughs may affect volumes and margins.

% Petrobras price adjustments (LPG)	
May/23	-21.1%
Jul/23	-3.9%
Jul/24	9.6%

Effects of inflation on our operating costs and expenses

Consumer inflation (IPCA of 4.3% in 2025) put pressure on operating costs, especially expenses with personnel, freight, storage and third-party services. Part of this effect was offset by efficiency gains and by indexed revenues and contracts, mitigating the net impact on results.

Financial result

Ultrapar's net financial result mainly includes interest income and expenses on financial investments and financing and exchange rate variation. Interest rate fluctuations during the year affected the cost of debt and, consequently, net financial results.

The main impacts and risks of exchange and interest rates are described in the sections below.

Market risk – Exchange rate

As of December 31, 2025, the Company had a net foreign currency asset position of R$ 202,347 thousand (US$ 36,774 thousand), consisting of foreign currency liabilities totaling R$ 11,839,104 thousand (US$ 2,151,625 thousand), primarily including foreign currency loans (gross of transaction costs and discounts) and accounts payable from imports, net of advances to foreign suppliers, partially offset by foreign currency assets totaling R$ 12,041,451 thousand (US$ 2,188,400 thousand), primarily including investments indexed to the US dollar and hedging instruments used to manage exchange rate fluctuations and exposure to foreign currency receivables. For more information on exchange rate risk, see Note 26.a of the 2025 Consolidated Financial Statements.

Market risk - Interest rate

As of December 31, 2025, the Company had a net liability position exposed to floating interest rates of R$ 13,300,362 thousand (US$ 2,417,193 thousand). This exposure mainly results from financing indexed to the DI rate totaling R$ 5,210,374 thousand (US$ 946,928 thousand), hedge instruments swapping fixed rates, inflation-indexed rates, or fixed foreign currency rates for floating interest rates totaling R$ 11,211,803 thousand (US$ 2,037,620 thousand).

This exposure was partially offset by cash, cash equivalents and financial investments in Brazilian reais linked to floating rates totaling R$ 3,149,064 thousand (US$ 572,307 thousand) as of the same date.

For more information on interest rate risk, see Note 26.a of the Consolidated Financial Statements.

Sensitivity analysis with devaluation of the Real and interest rate increase

The sensitivity table demonstrates the effects of exchange rate variation in different scenarios, based on the net asset position of R$ 202,347 thousand in foreign currency as of December 31, 2025:

(In thousands of Reais)	Exchange rate	
	Real devaluation (i)	Interest rate increase (ii)

Effect on income or loss	(4,236)	143,643
Effect on equity	11,591	-
Total	**7,355**	**143,643**

(i) The average U.S. dollar rate of R$ 5.7024 was used for the sensitivity analysis, based on future market curves as of December 31, 2025 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real in the statement of income. The closing rate considered was R$ 5.5024. The table above shows the effects of the exchange rate changes on the net asset position of R$ 202,347 (or US$ 36,774 using the closing rate) in foreign currency as of December 31, 2025.

(ii) For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 14.90% and the sensitivity rate was 13.82% according to reference rates made available by B3.

2.3 Changes in accounting practices/Modified opinions and emphases

a. **<u>Changes in accounting practices that have resulted in significant effects on the information included in fields 2.1 and 2.2</u>**

There were no IFRS accounting standards, amendments or interpretations issued by the IASB, effective for the fiscal years ended December 31, 2024 and 2025, that had a significant impact on the Company's financial statements or that have not been adopted by Ultrapar.

b. **<u>Modified opinions and emphases of matters present in the auditor's report</u>**

None.

2.4 Effect on the relevant Financial Statements

a. Introduction or disposal of operating segment

As of May 2025, with the acquisition of control of Hidrovias do Brasil S.A. as mentioned in Note 28(b), the Company began to report Hidrovias as a new operating segment. As of December 31, 2025, the stake in Hidrovias reached approximately 59% of the share capital.

Hidrovias operates in logistics solutions and waterway and multimodal infrastructure in Brazil and abroad.

b. Establishment, acquisition or disposal of ownership interest

Hidrovias do Brasil S.A. ("Hidrovias")

In March 2024, Ultrapar, through a subsidiary, signed a stock purchase agreement with Pátria HBSA Co-Investimento – Fundo de Investimentos em Participações Multiestratégia; Pátria Infraestrutura Brasil Fundo de Investimento em Participações Multiestratégia; Pátria Infraestrutura Fundo de Investimento em Participações Multiestratégia and Sommerville Investments B.V. to acquire 128,369,488 common shares of Hidrovias, representing 16.88% of its share capital, for R$ 3.98 per share. The transaction was concluded in May 2024, when Ultrapar also announced that it held shares representing 19.09% of Hidrovias' share capital, totaling a 35.97% stake.

Also in May 2024, upon obtaining evidence of significant influence over Hidrovias' financial and operational decisions, the stake began to be recognized as an investment in an associate.

In December 2024, Ultrapar acquired additional shares through trading on the stock exchange ("B3"), increasing its stake to 41.94% of Hidrovias' share capital. On December 26, 2024, subsidiary "Ultrapar Logística" signed an Advance for Future Capital Increase Instrument with Hidrovias for an amount of R$ 500,000 thousand, subsequently used for the subscription and payment of shares in a capital increase approved by Hidrovias' Board of Directors in May 2025.

During 2025, new shares were acquired on B3, and in May, with the approval of the capital increase, Ultrapar became the controlling shareholder of Hidrovias, holding a 50.15% stake in its share capital. In December 2025, the stake reached approximately 59%. For more information, refer to Note 28 (b) of our 2025 Standardized Financial Statements.

Ultragaz Comercializadora de Energia ("Witzler")

On June 10, 2024, Ultrapar, through its subsidiary "Ultragaz," signed an agreement to acquire a 51.7% stake in Witzler Participações S.A. The initial payment, including a capital contribution of R$ 49,490 thousand, totaled R$ 104,490 thousand. Contingent consideration installments paid during the period totaled R$ 45,115 thousand.

On September 30, 2025, the purchase price allocation (PPA) was completed, resulting in a final goodwill of R$ 42,260 thousand.

This acquisition reinforces Ultragaz's strategy to expand the offering of energy solutions to its customers, leveraging the reach, commercial strength, brand, and extensive base of business and residential customers.

For more information, refer to Note 28 (c) of our 2025 Standardized Financial Statements.

Neoagro Diesel S.A

In November 2025, Neodiesel Ltda. ("Neodiesel"), an indirect subsidiary of Ultrapar, completed the acquisition of 60% of the share capital of Neoagro Diesel S.A. ("Neoagro"). The acquisition complements Ultrapar's activities in the distribution of liquid fuels.

For more information, refer to Note 28 (e) of our 2025 Standardized Financial Statements.

Virtu GNL Participações S.A ("Virtu")

In October 2025, Ultrapar entered into an agreement to acquire a 37.5% stake in Virtu GNL Participações S.A. ("Virtu"), a company that has been consolidating itself as a reference in low-carbon solutions in the road transport sector, focusing on the distribution of diesel via LNG, especially for transporting the growing agribusiness production in the Central-West and North regions of the country.

The transaction was closed in January 2026 (subsequent event), according to Note 30 of our 2025 Standardized Financial Statements.

Petrovila Combustíveis S.A

In December 2025, Ultrapar, through its subsidiary Neodiesel Ltda., completed the acquisition of 60% of the share capital of Petrovila Combustíveis S.A. ("Petrovila"). The acquisition complements Ultrapar's activities in the distribution of liquid fuels.

For more information, refer to Note 28 (d) of our 2025 Standardized Financial Statements.

Sale of the Cabotage operation

In February, 2025, Hidrovias entered into an agreement for the sale of all shares in HB – Cabotagem ("Cabotagem") to Companhia de Navegação Norsul ("Norsul"). The cabotage operation had been acquired by Hidrovias in 2016 for the performance of a contract dedicated to the transportation of bauxite from the Porto Trombetas mine to the client's alumina refinery in Barcarena, which would expire in 2034.

For more information, refer to Note 29 (a) of our 2025 Standardized Financial Statements.

c. Unusual events or transaction

Not applicable.

2.5 – Accounting measures

a. **Inform the amount of the non-accounting measurements**

(In thousands of Reais)	2025
Net cash (debt)[1]	(12.148.498)
EBITDA	6.355.540
Adjusted EBITDA	6.767.032
Recurring Adjusted EBITDA	6.178.815

[1] Considers leases payable of R$ 1,739,633 thousand

b. **Reconcile the amounts disclosed with the amounts in the audited financial statements**

Net debt

(In thousands of Reais)	2025
Cash and cash equivalents	3,175,125
Financial investments, derivative instruments and other financial assets – current	3,979,012
Financial investments, derivative instruments and other financial assets – non-current	3,154,660
Loans, financing and derivative financial instruments - current	(4,884,406)
Loans, financing and derivative financial instruments - non-current	(17,572,890)
Net debt	**(12,148,498)**

EBITDA, adjusted EBITDA and recurring adjusted EBITDA[1]

(In thousands of Reais)	2025
Net income	**2,541,908**
(+) Income and social contribution taxes	1,076,025
(+) Financial result, net	1,167,973
(+) Depreciation and amortization	1,569,634
EBITDA	**6,355,540**
Adjustments	
(+) Amortization of contractual assets with customers - exclusivity rights	470,998
(+) MTM of energy trading futures contracts	(71,121)
(+/-) Hedge accounting	11,615
Adjusted EBITDA	**6,767,032**
Non-recurring effects affecting EBITDA	
(-) Gain (loss) on disposal of assets (Ipiranga)	(141,782)
(-) Credits and provisions (Ipiranga)	(672,572)
(-) Earn-out Stella (Ultragaz)	51,100
(-) Post-closing adjustments from sales of Oxiteno and Extrafarma	(32,323)
(-) Asset write-off and impairment - Cabotage (Hidrovias)	207,360
Recurring Adjusted EBITDA	**6,178,815**

[1] Considers the balance of discontinued operations.

c. Explain the reason why the issuer understand that such measurement is more appropriate for the correct understanding of its financial condition and the results of its operations

Net debt

The purpose of the disclosure of net debt is to present a consolidated view of the debt level and financial position of the Company. Net debt corresponds to the sum of cash, financial investments, derivative financial instruments (positive and negative balance of fair value), financing, debentures and leases payable, considered both current and non-current.

Net debt is not a measure of financial performance or liquidity under the accounting practices adopted in Brazil or the IFRS Accounting Standards. Ultrapar uses this metric in the management of its business as a tool to evaluate its financial position. We believe that this indicator contributes to the periodic comparison of its financial structure and supports certain management decisions, which is why we consider it is important to include it in the Reference Form.

However, this is a non-accounting measure, it is not an indicator of financial performance in accordance with current accounting practices, and it does not have standardized meanings or methodologies. Therefore, net debt may not be directly comparable with metrics of the same name or similar name published by other companies due to methodological differences in calculation or interpretation criteria. Although net debt is frequently used by investors and Management to analyze the financial and operating position, potential investors should not base their investment decision exclusively on this metrics nor consider it as a substitute for accounting measures or as an indication of future results.

EBITDA, Adjusted EBITDA and Recurring Adjusted EBITDA

The Company uses the following metrics: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), Adjusted EBITDA and Recurring Adjusted EBITDA in its market communications, such as in its presentations, earnings releases and management report. These metrics are presented in accordance with CVM Resolution No. 156, of June 23, 2022.

Adjusted EBITDA reflects adjustments related to typical business transactions that impact results but do not generate cash flow effects, such as the amortization of contractual assets with customers - exclusivity rights. This is an indicator widely used by analysts and investors to assess the Company's operating cash generation and performance. We understand that Adjusted EBITDA helps in understanding the Company's ability to meet financial obligations and finance investments and working capital.

Adjusted EBITDA reflects adjustments related to typical business transactions that impact results but do not have potential to generate cash, such as the amortization of contractual assets with customers - exclusivity rights. It is a financial indicator widely used by analysts and investors to measure the Company's ability to generate cash from its operations and its operating performance. We believe that Adjusted EBITDA allows for a better understanding not only of the Company's financial performance but also of its ability to meet interest and principal payments on its debt and to raise funds for investments and working capital.

With regard to Recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of the operating performance. This avoids distortions caused by one-off or extraordinary events, whether positive or negative. By eliminating these exceptional adjustments, Recurring Adjusted EBITDA allows for a fairer and more direct comparison with other companies in the sector. This metric is especially useful for investors and analysts seeking to assess the operational efficiency of different companies, and provides a clear and consistent basis for management to make strategic and operational decisions. This is particularly relevant when management identifies significant non-recurring effects on the result, such as tax credits or proceeds from the sale of assets.

Although non-accounting measures are frequently used by market investors and Management to analyze its financial and operating position, potential investors should not base their investment decision on this information as a substitute for accounting measures or as an indication of future results.

2.6 Events after the reporting period

We highlight the following events after the end of the 2025 reporting period and the disclosure of the financial statements for that period, approved by the Board of Directors on March 4, 2026:

Conclusion of the acquisition of stake in Virtu GNL

In January 2026, the acquisition of a 37.5% stake in Virtu GNL Participações S.A. ("Virtu") was completed for an amount of R$ 104,155 thousand. The company operates in two business models: (i) logistics of liquefied natural gas (LNG) for own use and (ii) LNG-powered logistics services, consolidating the Company's participation as co-parent company of Virtu.

Contracting from constitutional fund by Ultracargo

In January 2026, Ultracargo raised a financing from the Northeast Constitutional Fund through Banco do Nordeste do Brasil – BNB, in the amount of R$ 106.871 thousand, with financial charges at IPCA + 4.47% p.a. and maturity in 2041. Ultracargo contracted interest rate hedging instruments, exchanging the financial charges to CDI – 2.40% p.a.

Foreign currency loan by Ipiranga

In February 2026, Ipiranga entered into a 4,131 Loan in foreign currency, in the amount of USD 53,200 thousand (R$ 277,172 thousand), with financial charges at USD + 4.95% p.a. and maturity in 2029.

2.7 Allocation of results

a. Rules on retained income

According to Ultrapar's Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 16, 2024, once the statement of financial position and the financial statements for the year have been prepared and after deducting the accumulated losses, the provision for income tax payment and, if applicable, the provision for management's profit sharing, 5% of the net income will be set aside to form the legal reserve, until it reaches 20% of the share capital. The remaining income will have the following allocation:

i. 25% for the payment of mandatory dividend to shareholders, deducted by semiannual and/or interim dividends that may have already been declared;

ii. by proposal of the management bodies, up to 75% for the constitution of the investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital, in order to allow new investments to be made, up to the limit of 100% of the share capital, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the share capital and, once such limit is reached, the General Shareholders' Meeting shall determine the allocation of the surplus through an increase of the capital or in dividends distribution; and

iii. the balance will be allocated according to the resolution adopted at the General Shareholders' Meeting, which will take into account the Board of Directors' proposal.

The allocation of income, contemplating both the legal reserve and the statutory reserve for investments, will be submitted for approval by the shareholders at the Annual and Extraordinary General Shareholder's Meeting to be held on April 15, 2026, in accordance with article 194 of the Brazilian Corporation Law and article 53.b of the Company's Bylaws, in order to preserve the integrity of Ultrapar's assets and strengthen its capital, allowing for new investments.

i. Amounts of retained earnings

As of December 31, 2025, the Company retained R$ 122,692,700.46 as legal reserve and 917,848,348.20 as statutory reserve for investments. The Company has not retained any amount as a retained earnings reserve and did not have any amount in tax incentive reserve, contingency reserve, and unrealized profit reserve.

ii. Percentages in relation to total reported income

- Legal reserve: 5%
- Statutory reserve for investments: 37%
- Retained earnings reserve: N/A

b. Rules on dividend distribution

Ultrapar may declare and pay dividends and/or interest on equity, in accordance with the Brazilian Corporation Law and its Bylaws. The Board of Directors may approve the distribution of dividends and/or interest on equity, calculated based on the Company's annual, semiannual or interim financial statements, subject to the applicable legal and statutory requirements. The amount of any distributions will depend on a number of factors, such as the Company's financial situation, operating prospects, macroeconomic conditions, tariff adjustments, regulatory changes, growth strategies and other matters that the Board of Directors and shareholders may consider relevant.

Under the terms of the Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 16, 2025, the Company must distribute to the shareholders a minimum mandatory dividend equivalent to 25% of the net income remaining after forming the legal reserve.

c. **Frequency of dividend distributions**

Within the first four months following the end of each fiscal year, the shareholders meet in an Annual General Shareholders' Meeting to deliberate, among other matters, on the allocation of net income in the year and the distribution of dividends to the shareholders.

The table below presents the Company's recent distribution history:

- **2023:** i) interim dividends paid on August 25, 2023; and ii) dividend distribution on March 15, 2024, as a supplement to the amount paid during 2023.
- **2024:** i) interim dividends paid on August 23, 2024; and ii) dividend distribution on March 14, 2025, as a supplement to the dividends paid in 2024.
- **2025;** i) interim dividends paid on August 29, 2025; and ii) remaining balance distribution on December 16, 2025 - to be approved at the Annual General Shareholder's Meeting on April 15, 2026.

Ultrapar usually adopts the practice of semiannual distribution of dividends. In this case, the interim dividends are paid after the presentation of the second-quarter financial statements and the remainder is paid after the presentation of the annual financial statements.

According to the current corporate legislation, dividends not claimed within three years are reverted to the Company.

d. **Any restrictions on dividend distribution imposed by legislation or special regulation applicable to the issuer, as well as contracts, judicial, administrative or arbitration decisions**

The distribution of dividends by the Company is subject to the limits and conditions provided for by the Brazilian Corporate Law and the Bylaws, both quantitatively and regarding the frequency of its distribution. Under the applicable legislation, the Company must distribute to its shareholders a minimum mandatory dividend equivalent to 25% of the adjusted net income, after the legally required deductions.

The distribution of dividends in amounts exceeding the minimum mandatory amount depends on cash management parameters, in light of investment opportunities and debt reduction and their respective financial costs.

e. **If the issuer has a formally approved policy for allocation of net income, inform the body responsible for approval, the date of approval and, if the issuer discloses the policy, the locations on the internet where the document can be found**

The Company does not have a formal policy for net income allocation approved by the management bodies. However, article 53 of the Bylaws approved at the Annual and Extraordinary General Shareholders' Meeting held on April 16, 2025 establishes the rules applicable to the allocation of the net income for the fiscal year, including the amount of minimum mandatory dividend and the criteria for forming the legal reserve. For further information, see the Ultrapar's Bylaws, available on the Company's Investor Relations website.

2.8 Relevant off-balance sheet items

b. **Assets and liabilities held by the issuer, whether directly or indirectly, which are off-balance sheet items, such as:**

   i. **Receivables portfolios written off, over which the entity has not retained nor substantially transferred the risks and rewards of ownership of the asset transferred, indicating the respective liabilities**

Not applicable.

   ii. **Future purchase and sale of products or services contracts**

The Company has long-term logistics service contracts with take-or-pay clauses at Ultracargo (storage/handling of liquid bulk at port terminals) and Hidrovias (waterway and multimodal logistics). These contracts establish minimum volumes/obligations for handling or payment, tariffs and specific deadlines, characterizing executory commitments not recognized in the statement of financial position until the services are provided.

Ultracargo: commitments with reference deadlines up to 2049 at certain terminals (Aratu, Suape, Itaqui, Vila do Conde), with minimum capacities/handling and agreed tariffs.

Hidrovias: it has long-term contracts in the South, North and Santos corridors, with maturities between 2027 and 2039, which provide for minimum handling or payment obligations (take-or-pay).

The Company regularly assesses its customer service capacity and the operational/regulatory risks associated with such commitments, as well as any financial effects in scenarios of underutilization or operational unavailability (additional information in Note 27 of our 2025 Standardized Financial Statements).

   iii. **Unfinished construction contracts**

Not applicable.

   iv. **Future financing agreements**

Not applicable.

c. **Other off-balance sheet items**

The annual financial statements were filed with the CVM on March 4, 2026, and to date, there are no other relevant off-balance sheet commitments other than those described in this item and in Note 27 of our 2025 Standardized Financial Statements.

2.9 Comments on off-balance sheet items

a. **How such items change or may change revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements**

The long-term contracts with take-or-pay clauses maintained by Ultracargo and Hidrovias (refer to Note 27 of our Standardized Financial Statements) do not give rise to accounting recognition until the services are provided, as they constitute executory commitments. However, they can influence future performance, as they seek to stabilize volumes and occupancy, contributing to revenue predictability and better dilution of fixed costs; and in underutilization scenarios, they may imply minimum payments or contractual penalties by the customer, mitigating demand impacts. On the other hand, operational or shortage risks may require additional costs or renegotiations, potentially affecting operating margins and cash flows. These effects are monitored in budgets and risk management (volumes, tariffs, asset availability), and are recognized in the financial statements only according to the execution of services and the current contractual conditions.

b. **Nature and purpose of the transaction**

These contracts are typical instruments in the port logistics (Ultracargo) and waterway/multimodal logistics (Hidrovias), aiming to: (i) provide greater predictability of volumes/occupancy and adequate remuneration for long-term investments; (ii) optimize capital allocation and/or finance expansions/maintenance; and (iii) mitigate short-term volatility in cyclical environments.

Contractual terms are mostly long-term, reflecting the nature of the assets. (Refer to Note 27 of our Standardized Financial Statements).

c. **Nature and amount of obligations assumed by and rights conferred upon the issuer due to the transaction**

The contracts provide for: i) minimum handling/occupancy obligations (take-or-pay), tariffs and adjustments in accordance with contractual formulas, as well as the service provider's usual operational responsibilities; ii) the right to charge minimum amounts or penalties if the customer fails to meet the contracted minimum volumes; and iii) terms and conditions for renewal/termination consistent with the nature of the assets.

The commitments and key deadlines/installations are described in Note 27 of our Standardized Financial Statements, and their financial impact materializes according to the provision of the service and the conditions provided for in each contract.

2.10 Business plan

a. **Investments**

i. **Quantitative and qualitative description of the investments in progress and the estimated investments**

In 2025, Ultrapar invested R$ 2,542 million, of which 50% were allocated to business expansion and 50% to maintenance and other investments.

The total investments made in 2025 remained in line with the previously announced plan, even considering the inclusion of Hidrovias' investments, which was not projected and added R$ 235 million to the results for the year.

Disregarding this effect, the total investments made in 2025 would be R$ 2,307 million (vs R$ 2,542 million for the plan), resulting from continuous prioritization and optimization efforts, as well as the phasing of some projects, mainly related to Ultracargo's terminals and investments in technology at Ipiranga.

Ipiranga invested R$ 1.272 million in 2025, focusing on rebranding and maintaining its network of service stations and franchises, strengthening its logistics infrastructure, and investments related to replacing the company's ERP system. Of the total investments, R$ 584 million refer to additions to fixed and intangible assets, R$ 647 million to contractual assets with customers (exclusive rights), with a larger volume allocated to reduce the network's exposure, and R$ 41 million to installments of financing granted to customers and rent advances, net of receipts.

Ultragaz invested R$ 440 million in 2025, mainly in capture of new bulk customers, expansion into new energy sectors (with a more gradual pace of biomethane expansion, in line with product supply), acquisition and replacement of bottles, and maintenance and safety of existing operations.

Ultracargo invested R$ 523 million in 2025, focusing on the expansion projects at the terminals in Itaqui, Suape, Opla, Santos, and Rondonópolis, as well as recurrent investments in operational maintenance and safety.

Hidrovias' investments focused on modular expansion in the North corridor, including the floating crane that will be used at the TUP of Barcarena, in addition to investments in asset maintenance and ship docking in the coastal navigation.

2026 organic investment plan[1]

(R$ million)	Expansion	Maintenance and other	Total
Ipiranga	470	811	**1,281**
Ultragaz	255	345	**600**
Ultracargo	306	128	**434**
Hidrovias	79	191	**270**
Others	-	32	**32**
Total	**1,110**	**1,507**	**2,617**

[1] Net of divestments

Ultrapar's consolidated investment plan for 2026 totals R$ 2,617 million, R$ 75 million more than the 2025 plan, mainly due to the inclusion of R$ 270 million of Hidrovias' investments, which was not part of the previous plan.

The portion of investments in expansion (approximately 42% of the total) will be directed to projects aimed at supporting business growth through increased capacity, capillarity and productivity.

At Ipiranga, investments in expansion are focused on rebranding service stations, strengthening its logistics infrastructure and TRR segment, as well as investments aimed at the ecosystem of complementary services, mainly in convenience stores and automotive services.

At Ultragaz, investments in expansion are focused on capturing new customers, mainly in the bulk segment, as well as expanding into new energy sectors and additional infrastructure in expansion regions.

At Ultracargo, investments in expansion are focused on completing expansions in Suape (PE) (+45,000 m3) and Itaqui (MA) (+42,000 m3), with operations scheduled to begin in 2026, in addition to new projects and initiatives aimed at increasing productivity.

At Hidrovias, investments in expansion are focused on increasing modular capacity in the North Corridor with the floating crane at ETC and specific investments in projects aimed at productivity gains.

Investments for maintenance and other purposes (approximately 58% of the total) will be mainly directed towards supporting and improving business efficiency, and include: i) asset maintenance, ii) operational safety, iii) revitalization of service stations, iv) acquisition of bottles, and v) investments in the technology platforms of Ipiranga, Ultragaz and Hidrovias.

ii. Sources of financing investments

As per Items 2.1(d) and 2.1(e), the Company primarily uses operating cash generation, supplemented by debt lines and other market instruments as sources of financing.

iii. Relevant divestments in progress and planned divestments

There are no relevant divestments in progress or planned.

b. <u>Disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity</u>

There are no disclosed acquisitions of plants, equipment, patents or other assets that may materially affect the issuer's production capacity.

c. <u>New products and services</u>

i. Description of research in progress already disclosed

ii. Total amounts spent by the issuer on research to develop new products or services

iii. Disclosed projects under development

iv. Total amounts spent by the issuer to develop new products or services

Ultrapar seeks to promote a culture of innovation across all companies in its portfolio. In 2025, the Company consolidated the Value Creation Department, which is dedicated to coordinating initiatives that expand value generation across the Group, with the dissemination of best practices. This department acts as a catalyst for projects, proposing and ensuring the efficient execution of integration or segregation plans for businesses, identifying value creation levers, and supporting the management of the Group's multidisciplinary projects. In 2025, this department focused on integrating Hidrovias do Brasil and the companies acquired by Neodiesel and AmPm, ensuring process standardization, acceleration of synergies and discipline in value capture. Furthermore, it has made progress with a project to expand the use of artificial intelligence in different areas and processes of Ultrapar, focusing on operational efficiency and productivity. This project is part of a broader strategy of digital modernization and new work models.

The Company remains connected to the open innovation ecosystem through Ultra Ventures, a team responsible for identifying and investing in startups with operations adjacent to its businesses or with the potential to promote transformations in the portfolio business. Currently, Ultra Ventures has investments in 5 startups.

Ipiranga has made progress in its technology platform transformation program, highlighting the advancement in the implementation of the new ERP system, scheduled to go live in 2027, already integrated with artificial intelligence tools and other technological solutions that will improve controls, increase productivity and efficiency in processes. Iconic is also in the process of implementing a new ERP system, which will come into effect in the second half of 2026. In its product portfolio, Ipiranga also innovated in its premium line of Ipimax additive fuels and launched Ipimax Diesel S10 Agro, which improves the performance of agricultural machinery and equipment and reduces associated carbon emissions. In the retail sector, AmPm launched its new brand and value proposition, focusing on exclusive and differentiated products, and began selling Krispy Kreme brand donuts.

Ultragaz maintains a consistent trajectory of innovation to expand its offer of energy solutions and strengthen its competitiveness. In 2025, it began using artificial intelligence to optimize its distribution routes, increasing productivity, quality and service levels, as well as reducing logistics costs. The company has also evolved in improving individual LPG and electricity measurement systems, reinforcing its strategy of adding value to customers and capturing new market opportunities. The sale of biomethane – which was innovative because it is carried out outside the national gas pipeline network – evolved during 2025, and also started to serve the transportation segment.

Ultracargo continued to invest in incorporating cutting-edge technologies into its operations to further enhance safety, efficiency and productivity levels. In 2025, it expanded the use of robots for cleaning and inspecting its assets to the Santos (SP) terminal, eliminating the exposure of employees to confined spaces and reducing maintenance and operational downtime costs, as well as increasing the useful life of the assets. Another innovation was the adoption of geodesic aluminum domes to replace conventional steel roofs in the Opla and Suape terminals. These structures are installed more quickly and safely because they are assembled on the ground, parallel to the tank, eliminating work at height and reducing the overall construction schedule. In addition, they significantly reduce maintenance costs and, when combined with the use of a floating seal, they can reduce emissions of volatile organic compounds (VOC) by up to 90%.

Hidrovias do Brasil maintained its focus on increasing operational efficiency and optimizing the use of its assets. In 2025, it has made progress in innovation by initiating the implementation of two technologies – the floating crane and the sheerlegs – solutions that increase productivity without the need for major civil works and that allow for an additional gain of approximately 1.5 million tons per year in estimated grain handling capacity of the integrated system (+20%).

The Company does not disclose separately the total amounts disbursed specifically for research and development (R&D). Related expenditures are recognized as operating expenses during the research phase and as intangible assets during the development phase, in accordance with applicable accounting practices.

d. **<u>Opportunities included in the issuer's business plan related to ESG matters</u>**

Environmental, social and governance (ESG) issues are taken into account in the analyses of Ultrapar and its businesses and are often reflected in the Company's business plan. Topics such as energy transition, the pursuit of operational efficiency and the regulatory evolution of the sectors in which we operate are among the opportunities evaluated by the businesses and are related to emissions reduction, portfolio diversification and the development of lower-carbon solutions.

One of the Company's objectives is to minimize greenhouse gas (GHG) emissions arising mainly from the activities of the businesses and their value chains.

In 2025, with the update of material topics and the 2030 Sustainability Plan, we further strengthened this positioning and committed to reducing, by the end of this decade, 50% of our emissions intensity (tCO_2/EBITDA in R$ millions), using 2021 as the base year. The goal reiterates our perception that it is possible to grow sustainably, combining the evolution of financial results with socio-environmental responsibility.

The climate agenda is also considered in Ultrapar's capital allocation strategy, in which investment opportunities in companies synergistic with current businesses are evaluated, with good return potential and that collaborate with the country's energy transition. An example is Hidrovias do Brasil, whose business model contributes to a logistics matrix with lower carbon intensity. A convoy of 35 barges moved by the company accommodates 70,000 tons, a volume that, to be transported via highway, would require about 1,750 trucks with a capacity of 40 tons each. GHG emissions from the waterway mode are approximately 70% lower than those from road transport and 30% lower than rail. When considering multimodality (combination of waterway and rail modes), the reduction in GHG emissions is even more significant. In the second half of 2025, we acquired a 37.5% stake in Virtu, a company that operates in road freight transport with a fleet powered by liquefied natural gas (LNG), whose CO2 emissions are up to 20% lower than those resulting from diesel consumption.

Complementarily, businesses also seek to provide products and services with a lower carbon footprint and join movements that contribute to the decarbonization of the economy. Ipiranga is one of the main biofuel distributors in Brazil and accounted for 16% of the total volume of ethanol sold in the country in 2025. The company is also focused on driving the sale of its Ipimax premium additive line, with performance superior to traditional fuels, decreasing GHG emissions from the vehicles that use it. In addition to the network's service stations, the line is available to B2B market customers, including Ipimax Diesel R5, composed of the Ipimax additive, the mandatory percentage of biodiesel (15%), and an additional 5% of biofuel from the co-processing of vegetable oils and residual fats. In 2025, Ipimax Diesel S10 Agro was launched, which increases the efficiency of agricultural machinery and equipment by 6%.

Ultragaz continues to consolidate itself as a company that offers a complete portfolio of energy solutions. In 2025, it supplied more than 349 MWm of renewable electric energy to 27 thousand high and low voltage customers and residential consumers, a 10% growth compared to 2024. The company already holds leadership in the biomethane market and, in 2025, began selling it to the heavy transport sector. It ended the year with active contracts totaling 199 thousand m^3 of biomethane supplied/day, a 67% increase compared to 2024.

The current growth and internalization plan of Ultracargo, in turn, aims to contribute to the expansion of corn ethanol production and sale in Brazil. In addition to opening the Palmeirante (TO) terminal, in 2025 the company completed rail sidings at the Rondonópolis (MT) and Paulínia (SP) terminals, enabling the movement of biofuel produced in Mato Grosso through this mode, which generates fewer emissions and is safer. Its six port terminals should also collaborate in the increase of Brazilian biofuel exports projected for the coming years.

Ultracargo continues to expand the share of non-fossil products stored in its net revenue. Ethanol already represents 9% of the total in 2025, a 10% growth compared to the previous year.

The strengthening of its operational resilience in the face of the effects of climate change is strategic for Hidrovias do Brasil. In 2025, the company advanced in conducting technical navigability studies and hydrological planning, integrating different databases to ensure smart travel planning, with safer routes and more efficiency in the passage of vessels through critical points.

2.11 Other factors that have materially influenced operational performance

In addition to the aspects already described in this Reference Form and in the 2025 financial statements, no other relevant factors were identified that materially influenced the Company's performance in 2025.

Exhibit IV – Allocation of net income proposal for the fiscal year, pursuant to Annex A of CVM Resolution 81/22

(in thousands of Reais, except when otherwise mentioned)	Year ended 12/31/2025
1. Inform net income for the fiscal year[1]	2,453,853
2. Inform the total amount of dividends and dividends per share, including prepaid dividends and interest on equity already declared	
Total amount	1,413,313
Amount per common share (R$) - Interim dividends	1.30
Amount per common share (R$) - Complementary dividends	-
3. Inform the percentage of distribution of the net income for the fiscal year	58%
4. Inform the total amount of dividends and dividends per share based on the net income of previous years	
Total amount	-
Amount per common share (R$) - Interim dividend	-
5. Inform, deducting prepaid dividends and interest on equity declared:	
a. The gross amount of dividends and interest on equity, individually, based on the number of shares of each type and class	-
Gross amount - Dividends common share	-
b. Form and term of dividend and interest on equity payments	
Form of payment	-
Payment term	-
c. Any levy of monetary restatement and interest on dividends and interest on equity	-
d. Date of the declaration of payment of dividends and interest on equity taken into account to identify shareholders entitled to receive it	-
6. In the event of dividends or interest on equity declared based on net income with respect to semiannual balance sheets or shorter periods	

a. Inform the total amount of dividends or interest on equity already declared	1,413,313
b. Inform the date of the respective payments	08/29/2025 and 12/16/2025

7. Provide a comparative table indicating the following values per share of each type and class	
a. Net income for the fiscal year and for the three previous years[2]	
Amount per common shares (R$) - 12.31.2025	2.2896
Amount per common shares (R$) - 12.31.2024	2.1438
Amount per common shares (R$) - 12.12.2023	2.2272
Amount per common shares (R$) - 12.31.2022	1.6491
b. Dividends and interest on equity distributed in the three previous years	
12.31.2024	769,272
Amount per common share (R$) - Interim dividends	0.2500
Amount per common share (R$) - Complementary dividends	0.4500
12.31.2023	713,482
Amount per common share (R$) - Interim dividends	0.2491
Amount per common share (R$) - Complementary dividends	0.4000
12.31.2022	559,519
Amount per common share (R$) - Interim dividends[3]	0.4125
Amount per common share (R$) - Complementary dividends	0.1000

8. If there is destination of income to the legal reserve:	
a. Identify the amount allocated to the legal reserve	122,692
b. Detail the method of calculating the legal reserve	Art. 193 – Brazilian Corporate Law No 6,404: Of the net income for the fiscal year, 5% will be allocated, prior to any other destination, to the legal reserve, which shall not exceed 20% of the capital stock. Art. 53 – Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax, and, if applicable, the provision for directors' and executive officers' annual profit sharing, 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock

9. If the company has preferred shares entitled to receive fixed or minimum dividends:	
a. Describe the method of calculating the fixed or minimum dividends.	-
b. Inform whether the net income for the fiscal year is sufficient for the fully pay fixed or minimum dividends.	-
c. Identify if any unpaid portion is cumulative.	-
d. Identify the total amount of fixed or minimum dividends to be paid with respect to each class of preferred shares.	-
e. Identify fixed or minimum dividends to be paid with respect to each class of preferred shares.	-

10. **With respect to the mandatory dividend:**	
a. Describe the method for calculation set forth in the bylaws	Art. 53 - Bylaws: After the balance sheet and the other financial statements are prepared, and after the deduction of accrued losses, the provision for income tax, and, if applicable, the provision for directors' and executive officers' profit sharing, 5% of the net income will be allocated to the legal reserve, up to the limit of 20% of the capital stock. §1 The remaining profit will have the following destination: a) 25% for payment of the mandatory dividend to the shareholders, deducted by semiannual or interim dividends that may have already been distributed.
b. Inform if the dividend is being fully paid	Yes
c. Inform the amount eventually retained	-

11. **In the event the mandatory dividend is retained due to the company's financial condition:**	
a. Inform the retentained amount	-
b. Describe, in details, the company's financial condition, including any aspects relating to the liquidity analysis, working capital and positive cash flow	-
c. Justify why dividends were retained	-

12. **In the event of allocation of income to the contingency reserve:**	
a. Identify the amount allocated to the reserve	-
b. Identify any probable loss and the reason therefore	-
c. Explain why the loss was considered probable	-
d. Justify the establishment of the reserve	-

13. In the event of allocation of income to the unrealized profit reserve:	
a. Identify the amount allocated to the unrealized profit reserve	-
b. Inform the nature of unrealized profits which originated the reserve	-

14. In the event of allocation of income to statutory reserve4	
a. Describe the statutory clauses which establish the reserve	Art. 53, Item b - Bylaws
b. Identify the amount allocated to the reserve[5]	917.959
c. Describe how the amount was calculated	At the proposal of the management bodies, up to 75% of the adjusted net income may be used to create an investment reserve, aimed at protecting the integrity of the Company´s assets and strengthen its capital stock, in order to allow new investments to be made, up to the limit of 100% of the capital stock, provided that the balance of such reserve, when combined with other profit reserve balances, except for the unrealized profit reserve and the contingency reserves, shall not exceed 100% of the capital stock and, once limit is reached, the Shareholders' Meeting shall determine the allocation of the surplus through an increase of the capital stock or in the distribution of dividends.

15. In the event of retention of income under the capital budget:	
a. Identify the amount retained	-
b. Provide a copy of the capital budget	-

16. In the event of allocation of income to the tax incentive reserve	
a. Identify the amount allocated to the reserve	-
b. Explain the nature of the allocation	-

[1] Net income of Ultrapar's shareholders.

[2] Number of shares used for the calculation does not include shares held in treasury of the Company and considers the following issuances approved in the Company's Board of Directors meetings: (i) 2,108,542 common shares on February 19, 2020, (ii) 86.978 common shares on August 12, 2020, (iii) 70.939 ações em 24/02/2021, (iv) 31.032 common shares on August 11, 2021, (v) 43.925 common shares on February 23, 2022, (vi) 21.472 common shares on August 3, 2022, (vii) 31.211 common shares on February 15, 2023, (viii) 8.199 common shares August 9, 2023, (ix) 191.778 common shares on February 28, 2024, (x) 35.235 common shares on August 7, 2024, (xi) 67.679 common shares February 26, 2025 and (xii) 342.691 common shares August 13, 2025.

[3] With income tax withholding at a rate of 15%, net interest on equity was R$ 0.35060 per share, except for corporate shareholders that are proven to be immune or exempt

[4] Investments statutory reserve made in accordance with Article 194 of the Brazilian Corporate Law.

[5] Includes the realization of the revaluation reserve, net of income tax and social contribution, of R$ 156 and losses resulting from changes in investment participation of R$ 45.

Exhibit V – Information about the management compensation, under the terms of item 8 of the Reference Form

8.1. Describe the compensation policy or practice for the Board of Directors, Statutory and Non-Statutory Executive Officers, Fiscal Council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

(a) Purpose of the compensation policy or practice, informing if the compensation policy was formally approved, the body responsible for approving it, the date of its approval and, if the issuer publicly discloses the policy, where the document can be found in the internet

Ultrapar's Corporate Executive Compensation Policy ("Compensation Policy") was approved by the Board of Directors on December 4, 2019, and was subsequently updated after analysis and recommendation by the People and Sustainability Committee. The document is available at the Company's website (ri.ultra.com.br), under the 'Governance, Bylaws, Codes and Policies' section, and at the Brazilian Securities and Exchange Commission's website.

The Compensation Policy aims to establish the compensation strategy for Ultrapar's management, members of advisory committees and the fiscal council (when established), and was built to align incentives and strengthen a culture of long-term value creation, encouraging an "owner mindset". It is based on four premises: (i) establish goals aligned with the Company's strategic objectives; (ii) recognize performance; (iii) align long-term interests; and (iv) attract and retain talent.

(b) Practices and procedures adopted by the Board of Directors to set the individual compensation of the Board of Directors and Executive Officers, indicating:

- **i. The issuer's bodies and committees that take part in the decision-making process, identifying in what way they participate**
- **ii. Criteria and methodology used to set individual compensation, indicating if there are studies for verifying market practices and if positive, the criteria for comparison and coverage of these studies**
- **iii. How often and in what manner does the Board of Directors review the suitability of the issuer's compensation policy**

The global annual compensation of management and the Fiscal Council, if established, is proposed by the Board of Directors and approved by the Annual General Shareholders' Meeting. To ensure that decisions are aligned with best market practices and the Company's financial reality, the Board of Directors relies on the support of the People and Sustainability Committee, which is responsible for evaluating and proposing the compensation strategy.

Ultrapar conducts annual market research for the analysis and benchmarking of its executive compensation practices. The market selected includes peer companies to Ultrapar (considering origin of capital, size, complexity, activity and reputation for compensation practices), as defined by the People and Sustainability Committee. Changes in the compensation strategy (which includes fixed compensation, short-term and long-term variable compensation, and benefits) are submitted by such Committee to the Board of Directors for decision.

(c) Compensation breakdown, indicating:

- **i. Description of the several elements that make up compensation, including, in relation to each of them, the following**
  - **Its purposes and alignment with the issuer's short, medium and long-term interests**

Our compensation plan was designed to recognize performance, encourage responsible decisions, and share the value created, contributing to an environment where people feel valued, engaged, and

part of building the Company's future. Consistent long-term value creation expands professional growth opportunities and boosts cumulative gains over time, creating a virtuous cycle.
The Company also adopts:

- *Malus clause:* provides for the retention of uninvested shares if the Company discovers fraud or material mistakes in the financial statements that support the assessment of performance goals, in order to unduly benefit the participant.

- *Corporate Clawback Policy:* applies to scenarios in which republications of the statement of financial position indicate differences between the amounts recorded and those actually adopted in the variable compensation of executives by the Company and that results in variable compensation deemed to have been erroneously granted. This policy is available at the Company's website (ri.ultra.com.br), under the 'Governance, Bylaws, Codes and Policies' section, and at the Brazilian Securities and Exchange Commission's website (www.cvm.gov.br).

Board of Directors

The total compensation of the Company's board members, considering the global compensation limit approved at the General Meeting, includes fixed monthly fees, 60% of which are paid in cash and 40% awarded in a single grant of shares for the entire term of office.

Fixed compensation:

- Fixed fees paid in cash: a fixed monthly amount considering the global compensation approved by the Annual General Shareholders' Meeting, intended to compensate for the responsibility and complexity inherent to the position, presenting compatible levels with the compensation of board members of Ultrapar's peer companies. The Chairman and Vice-Chairman earn higher amounts than the other members, due to the higher responsibility inherent to the positions.

- Fixed fees in shares: as approved at the Annual and Extraordinary General Shareholders' Meeting held on April 19, 2023, the board members are entitled to a compensation in shares. Thus, part of the amount of each board member's fixed compensation is converted into shares, in a single grant at the beginning of the term of office, with a vesting period for the period of the term and lockup period of 2 years after the transfer of the shares. The price for calculation of the number of shares to be granted considers the average value of the Company's share in the 30 trading sessions that precede the grant date. The agreements for the grant of these shares include the *malus* clause, which provides for the retention of unvested shares upon verification of certain irregularities that had benefited the director unlawfully. Fees for participation in statutory committees are not reflected in the calculation of the number of shares to be granted at the beginning of the term.

- Fees for participation in statutory committees:

  Audit and Risk Committee
  Board members participating in this committee are entitled to an extra monthly amount equivalent to 50% of a board member's monthly fees, consisting of the two portions mentioned above. Board members acting as committee coordinators shall earn an additional monthly portion equivalent to 70% of a board member's fixed fees.

  Conduct Committee
  The Conduct Committee is composed of one external member, who acts as Chairman, and by members of Ultrapar's management, including the Risks, Integrity and Audit Officer.

Committee members, with the exception of the external member, do not earn any additional compensation for membership in this committee. The external member earns monthly compensation based on market practices as compensation for the responsibilities and complexity inherent to the position and for the professional's individual contributions and experience.

Other Committees

The Board member participating in any other advisory committees to the Board of Directors is entitled to an extra monthly amount equivalent to 33.33% of a Board member's monthly fees, consisting of the two portions mentioned above. Board members acting as committee coordinators shall earn a monthly amount equivalent to 50% of a board member's fixed fees. If a board member is appointed to more than one committee, the monthly compensation amount paid by the Company shall be as mentioned above, without any limit, regardless of the position held on the Board of Directors.

The Chairman of the Board of Directors is not eligible for additional compensation for participation in these committees. Additionally, fees for participation in statutory committees will not be reflected in the calculation of the number of shares to be granted.

- In addition to the fees, the Company shall bear the respective social security contributions, when applicable.

- Board members who are also part of the Company's Executive Board shall only be compensated for the position they hold in the Executive Board.

Variable compensation:

Members of the Board of Directors are not eligible for variable compensation.

Fees for participation on the Board of Directors of Ultrapar's businesses:

The board member who participates in any of the Boards of Directors of Ultrapar's subsidiaries shall earn compensation, if applicable, according to internal guidelines.

Fiscal Council (when assembled)

Fixed compensation:

Fixed fees: a monthly amount approved by the Annual General Shareholders' Meeting, intended to compensate for the responsibility and complexity inherent to the position of member of the Fiscal Council, taking market benchmark parameters into account, provided it is not 10% lower than the average monthly salary attributed to the Statutory Executive Officers. The Chairman shall earn higher amounts than the other members due to the higher responsibility inherent to the position.

In addition to the fees, the Company shall bear the respective social security contributions, when applicable.

Variable compensation: members of the Fiscal Council are not eligible for variable compensation.

Statutory and Non-Statutory Executive Officers

Fixed compensation:

- Salary: a monthly amount paid as compensation for the responsibility and complexity inherent to the position, and for each professional's individual contribution and experience, attempting to maintain levels compatible with those of peer companies.

- Direct and indirect benefits: the Statutory Executive Officers' fixed compensation also includes social security contributions, vacation bonus, 13th month salary, healthcare, life insurance, private pension and medical checkup, among others. The purpose of the direct and indirect benefits is to follow market practices.

Variable compensation:

- Short-term incentive (ICP_: the plan is paid in cash once a year as part of the profit-sharing program ("PPR") and aims to foster the achievement of the Company's short-term results and goals. The officers' goals are linked to the Company's financial performance (financial goals) and strategic performance (collective goals). Financial goals, which should have a majority weight, are based on economic and financial results values, highlighting the EBITDA and operating cash flow after investments, so that the results presented are aligned with established minimum goals. Collective goals are aligned with the strategic objectives for the year, and 1/3 (or 10% of the total ICP) of the goals should be linked to sustainability objectives.

- Long-Term Incentive (ILP): Stock-based incentive plan with annual grant. The plan aims to foster the expansion of the Company's results and value creation, including the establishment of value creation goals measured by Total Shareholder Return (TSR) and Economic Value Added (EVA) over three-year periods, sharing value creation and the risks inherent to the business and the capital markets. Therefore, it promotes the alignment of the long-term interests among shareholders, managers and employees, in addition to strengthening the Company's ability to attract, retain and align goals with executives.

- The stock-based incentive plan and its respective programs approved by the Board of Directors provides for the transfer of shares at the end of the vesting period, upon fulfillment of all contractual conditions set forth. Additionally, the programs may provide for the granting of usufruct of shares, with payment of dividends between the dates of granting and vesting of shares.

- Post-employment benefit: to encourage long-term savings, Ultrapar has offered, since 2001, a defined contribution supplementary pension plan, managed by Ultraprev – Associação de Previdência Complementar. According to the plan, each executive's basic contribution is optional and calculated as a percentage of their salary. Ultrapar matches the basic contribution with an equal amount on behalf of the executive, limited to 11% of the monthly reference salary. In addition to contributions to the FGTS system, Ultrapar established in 2010 an end-of-career policy intended to prepare executives for severance and to enable a planned and orderly succession process. This policy is periodically reviewed and the amount of the post-employment benefit arising therefrom may result in additional compensation upon severance.

- Participation in Boards: the participation of the Company's officers in boards of directors or advisory boards of companies directly or indirectly controlled by Ultrapar or companies in which the Company holds a relevant stake will not imply additional compensation for the executive, except in the cases of publicly-held companies, where they will be entitled to the compensation provided for in the respective compensation policy.

- Stock Ownership Guidelines: since 2024, the Executive Officers have also been subject to the Stock Mandatory Ownership guidelines, which define that executives will maintain a minimum shareholding position equivalent to (i) at least 5 times the annual fixed compensation for the Ultrapar's Chief Executive Officer; or (ii) at least 3 times the annual fixed compensation for the other Statutory Executive Officers, while they hold positions in the Company, demonstrating long-term alignment with the interests of the shareholders.

- **Component's share in the total compensation in the past 3 fiscal years**

The following table shows each component's share of total management compensation in **2025**, broken down as per item 8.2.

% of the total compensation paid as:

Management Body	Fixed compensation	Variable compensation	Post-employment benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	63%	-	-	-	37%	**100%**
Statutory Executive Officers	12%	11%	1%	1%	75%	**100%**
Non-Statutory Executive Officers	34%	33%	3%	-	30%	**100%**
Fiscal Council	93%	-	-	-	7%	**100%**
Audit and Risk Committee	100%	-	-	-	-	**100%**
Investment Committee	100%	-	-	-	-	**100%**
People and Sustainability Committee	100%	-	-	-	-	**100%**

The following table shows each component's share of total management compensation in **2024**, broken down as per item 8.2.

% of the total compensation paid as:

Management Body	Fixed compensation	Variable compensation	Post-employment benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	67%	-	-	-	33%	**100%**
Fiscal Council	100%	-	-	-	-	**100%**
Statutory Executive Officers	21%	21%	2%	-	56%	**100%**
Non-Statutory Executive Officers	41%	26%	2%	1%	30%	**100%**
Investment Committee	100%	-	-	-	-	**100%**
Audit and Risk Committee	100%	-	-	-	-	**100%**
People and Sustainability Committee	100%	-	-	-	-	**100%**
Financial Risks Committee	-	-	-	-	-	-
Conduct Committee	100%	-	-	-	-	**100%**

The following table shows each component's share of total management compensation in **2023**, broken down as per item 8.2.

% of the total compensation paid as:

Management Body	Fixed compensation	Variable compensation	Post-employment benefit	Benefits due to the interruption in the exercise of the position	Stock-based compensation	Total
Board of Directors	76%	-	-	-	24%	**100%**
Fiscal Council	100%	-	-	-	-	**100%**
Statutory Executive Officers	25%	33%	2%	2%	38%	**100%**
Non-Statutory Executive Officers	33%	33%	2%	2%	30%	**100%**
Investment Committee	100%	-	-	-	-	**100%**
Audit and Risk Committee	100%	-	-	-	-	**100%**
People and Sustainability Committee	100%	-	-	-	-	**100%**
Financial Risks Committee	-	-	-	-	-	-
Conduct Committee	100%	-	-	-	-	**100%**

- **Calculation and adjustment methodology**

Salary or fees and direct and indirect benefits: annually, the Company conducts a comparative analysis of the compensation amounts paid to the Executive Officers with those adopted in the market. For members of the Board of Directors and Advisory Committee, this analysis is carried out at the end of each term of office. In this process, research is conducted by renowned and specialized external consultancies, with the aim of evaluating and adjusting the degree of competitiveness.

Short-term variable incentive: salary multiple paid according to the Company's performance curve.

Long-term variable incentive: The grant values for long-term stock-based incentives are determined based on data from market research that provides a detailed view of market trends and patterns adopted by companies in various sectors, with the majority being paid as a salary multiple in accordance with the attainment curve for value creation goals.

Post-employment benefits: there is no single methodology for calculating and adjusting contribution to the pension plan, which is currently limited to 11% of compensation.

- **Key performance indicators considered, including, if applicable, those related to ESG issues**

Fixed compensation:

- Compensation for the responsibility and complexity inherent to the position, and for each professional's individual contribution and experience, attempting to maintain levels compatible with those of peer companies.

Variable compensation:

- Short-term incentive: (i) annually, EBITDA and operating cash flow targets are set for each business and Ultrapar; and (ii) tangible collective and individual goals, aligned with the strategic objectives for the year, including operating and commercial performance and people development, in line with the strategic plan as approved by the Board of Directors. Since 2022, executives have at least 1/3 of the individual non-financial goals related to sustainability purposes.

- Long-term incentive: Stock-based incentive plan: performance evolution over time and expected contribution to the Company's value creation. Currently, the Company has 2 stock-based incentive plans, one approved at the 2017 Annual and Extraordinary General Shareholders' Meeting (which has now reached the limit of shares to be granted) and one approved at the 2023 Annual and Extraordinary General Shareholders' Meeting. The grants under the stock programs approved between 2020 and 2023 involved performance shares tied to economic value-added (EVA®) targets, in line with the Company's strategic plan. For the 2024 and 2025 cycles, the long-term incentive program considered the target granted in two parts, one not related to targets and the other conditioned to the executives' individual and collective performance, both linked to the period of permanence, according to the rules established in the programs. Starting in 2026, grants will consider economic value-added (EVA®) and Total Shareholder Return (TSR) targets.

- Post-employment benefit: not tied to performance indicators.

ii. Reasons supporting the composition of the compensation

The compensation strategy includes different guidelines, balanced to ensure the effectiveness of incentives and alignment with the Company's strategy. These guidelines consider:

Fixed and variable compensation, balancing predictability, market competitiveness, and incentives for performance, competence, and delivery of results;

- Short and long-term incentives, promoting both annual execution and longer-term value creation;

- Sharing created wealth, reinforcing alignment with Company performance and the return to shareholders; and

- Individual and collective performance, encouraging both personal contribution and collaboration and teamwork.

Together, these guidelines ensure a compensation plan that is fair, competitive, and aligned with the long-term interests of the Company and its shareholders.

iii. The existence of non-compensated members and supporting reasons

All members of the Board of Directors, Statutory and Non-Statutory Executive Officers and statutory advisory committees to the Board of Directors earn compensation. On the Board of Directors, the exception is made to members who may also hold an executive position, who shall be compensated exclusively for the position as an Executive Officer. Regarding the Fiscal Council, if assembled, all effective members are compensated. The alternate members do not receive compensation, as they do not hold the positions or exercise any activity in the Company.

In addition, except for the Conduct Committee's external member, the other members of said committee and all members of the Financial Risks Committee do not earn additional compensation from the Company or its subsidiaries for membership, since the compensation related to their original position already includes activities in the Company's committees and other management bodies.

d. Existence of compensation supported by subsidiaries, or directly or indirectly controlling shareholders

The entire compensation of the Board of Directors and Fiscal Council is paid by the Company directly.

Until April 2025, part of the Statutory Executive Officers' compensation was directly recognized by the Company, and the remaining part was borne by its subsidiaries. For a breakdown of amounts borne by each subsidiary and the nature of such payments see item 8.19 hereof. Since May 2025, due to the new composition of the Board of Directors, the compensation has been fully borne by the Company.

e. Existence of compensation or benefits tied to the occurrence of specific corporate events, such as transfer of the issuer's controlling equity stake

The long-term incentive programs approved by the Board of Directors until 2020 do not provide for compensation or benefit subject to corporate events. As of 2021, such compensation or benefit, in conformity with the Corporate Executive Compensation Policy approved by the Board of Directors in December 2020, the possibility of benefits linked to these events was introduced.

8.2 Total compensation of the members of the Board of Directors, Statutory Executive Officers and Fiscal Council, by corporate body

Projected 2026

	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.00	4.00	0.00	**13.00**
Number of compensated members	9.00	4.00	0.00	**13.00**
Annual fixed compensation				
Salary or fees	7,497,600.00	8,105,424.60	0.00	**15,603,024.60**
Direct and indirect benefits	0.00	1,907,941.01	0.00	**1,907,941.01**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	0.00	0.00	0.00	**0.00**
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as the Circular Letter/CVM/SEP/2026.	Does not include estimates of social charges that are the employer's onus, in accordance with the Circular Letter/CVM/SEP/2026.		
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	12,718,905.00	0,00	**12,718,905.00**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	0.00	0.00	**0.00**
Other compensation benefits				
Post-employment benefit	0.00	714,906.72	0.00	**714,906.72**
Benefits due to the interruption in the exercise of the position	0.00	0.00	0.00	**0.00**
Stock-based compensation (including options)	21,174,910.80	56,328,230.31	0,00	**77,503,141.11**
Note	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.		
Total compensation	**28,672,510.80**	**79,775,407.64**	**0.00**	**108,447,918.44**

Actual 2025

	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.00	4.67	6.00[1]	**19.67**
Number of compensated members	8.75	4.67	3.00[1]	**16.42**
Annual fixed compensation				
Salary or fees	7,404,000.00	8,159,650.00	245,000.00	**15,808,650.00**
Direct and indirect benefits	0.00	1,208,007.96	0.00	**1,208,007.96**
Participation in committees	0.00	0.00	0.00	**0.00**
Others	0.00	1,784,354.19	0.00	**1,784,354.19**
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as the Circular Letter/CVM/SEP/2026.	Does not include estimates of social charges that are the employer's onus, as the Circular Letter/CVM/SEP/2026.		
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	9,855,145.83	0.00	**9,855,145.83**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	0.00	0.00	**0.00**
Other compensation benefits				
Post-employment benefit	0.00	847,839.08	0.00	**847,839.08**
Benefits due to the interruption in the exercise of the position	0.00	572,945.53	0.00	**572,945.53**
Stock-based compensation (including options)	4,285,035.73	70,063,711.16	17,165.19	**74,365,912.08**
Note	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.		
Total compensation	**11,689,035.73**	**92,491,653.75**	**262,165.19**	**104,442,854.67**

[1]The Fiscal Council was not installed at the Annual General Shareholders meeting held in April 2025

Actual 2024

	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.00	5.00	6.00	**20.00**
Number of compensated members	8.00	5.00	3.00	**16.00**
Annual fixed compensation				
Salary or fees	4,464,000.00	12,395,333.34	868,983.19	**17,728,316.53**
Direct and indirect benefits	0.00	1,143,843.17	0.00	**1,143,843.17**
Participation in committees	1,920,000.00	0.00	0.00	**1,920,000.00**
Others	0.00	2,737,333.36	0.00	**2,737,333.36**
Description of other fixed compensation	Does not include estimates of social charges that are the employer's onus, as the Circular Letter/CVM/SEP/2026.	Does not include estimates of social charges that are the employer's onus, as the Circular Letter/CVM/SEP/2026.		
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	16,148,585.36	0.00	**16,148,585.36**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	0.00	0.00	**0.00**
Other compensation benefits				
Post-employment benefit	0.00	1,416,554.20	0.00	**1,416,554.20**
Benefits due to the interruption in the exercise of the position	0.00	0.00	0.00	**0.00**
Stock-based compensation (including options)	3,113,240.00	44,540,645.87	0.00	**47,653,885.87**
Note	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.		
Total compensation	**9,497,240.00**	**78,382,295.30**	**868,983.19**	**88,748,518.49**

Actual 2023

	Board of Directors	Statutory Executive Officers	Fiscal Council	TOTAL
Total number of members	9.30	5.30	6.00	**20.60**
Number of compensated members	8.60	5.30	3.00	**16.90**
Annual fixed compensation				
Salary or fees	5,581,800.00	11,620,666.67	828,423.67	**18,030,890.34**
Direct and indirect benefits	0.00	1,254,195.66	0.00	**1,254,195.66**
Participation in committees	1,921,500.00	0.00	0.00	**1,921,500.00**
Others	0.00	2,589,722.32	0.00	**2,589,722.32**
Description of other fixed compensation	Does not include social charges that are the employer's onus, in accordance with the Circular Letter/CVM/SEP/2026.	Does not include social charges that are the employer's onus, in accordance with the Circular Letter/CVM/SEP/2026.		
Variable compensation				
Bonus	0.00	0.00	0.00	**0.00**
Profit sharing	0.00	20,871,900.01	0.00	**20,871,900.01**
Participation in meetings	0.00	0.00	0.00	**0.00**
Commissions	0.00	0.00	0.00	**0.00**
Others	0.00	0.00	0.00	**0.00**
Other compensation benefits				
Post-employment benefit	0.00	1,306,401.58	0.00	**1,306,401.58**
Benefits due to the interruption in the exercise of the position	0.00	1,007,000.00	0.00	**1,007,000.00**
Stock-based compensation (including options)	2,334,930.00	24,285,230.26	0.00	**26,620,160.26**
Note	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.	Number of members determined in accordance with the Circular Letter/CVM/SEP/2026.		
Total compensation	**9,838,230.00**	**62,935,116.50**	**828,423.67**	**73,601,770.17**

8.3. Variable compensation recognized in the last 3 fiscal years and estimated compensation for the current fiscal year of the Board of Directors, Fiscal Council and Statutory Executive Officers

Projected 2026

Fiscal year ended December 31, 2026	Board of Directors	Statutory Executive Officers	Total
Total number of members	**9.00**	**4.00**	**13.00**
Number of compensated members	**0.00**	**4.00**	**4.00**
Bonus			
Minimum under the compensation plan	0.00	0.00	0.00
Maximum under the compensation plan	0.00	0.00	0.00
Estimated under the compensation plan assuming target attainment	0.00	0.00	0.00
Recognized amount	0.00	0.00	0.00
Profit-sharing			
Minimum under the compensation plan	0.00	0.00	0.00
Maximum under the compensation plan	0.00	12,718,905.00	12,718,905.00
Estimated under the compensation plan assuming target attainment	0.00	9,020,500.00	9,020,500.00
Recognized amount	0.00	0.00	0.00

Actual 2025

Fiscal year ended December 31, 2025	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	**9.00**	**4.67**	**6.00**	**19.67**
Number of compensated members	**0.00**	**4.67**	**0.00**	**4.67**
Bonus				
Minimum under the compensation plan	0.00	0.00	0.00	0.00
Maximum under the compensation plan	0.00	0.00	0.00	0.00
Estimated under the compensation plan assuming target attainment	0.00	0.00	0.00	0.00
Recognized amount	0.00	0.00	0.00	0.00
Profit-sharing				
Minimum under the compensation plan	0.00	0.00	0.00	0.00
Maximum under the compensation plan	0.00	14,787,610.00	0.00	14,787,610.00
Estimated under the compensation plan assuming target attainment	0.00	10,487,666.67	0.00	10,487,666.67
Recognized amount	0.00	9,855,145.83	0.00	9,855,145.83

Actual 2024

Fiscal year ended December 31, 2024	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	**9.00**	**5.00**	**6.00**	**20.00**
Number of compensated members	**0.00**	**5.00**	**0.00**	**5.00**
Bonus				
Minimum under the compensation plan	0.00	0.00	0.00	0.00
Maximum under the compensation plan	0.00	0.00	0.00	0.00
Estimated under the compensation plan assuming target attainment	0.00	0.00	0.00	0.00
Recognized amount	0.00	0.00	0.00	0.00
Profit-sharing				
Minimum under the compensation plan	0.00	0.00	0.00	0.00
Maximum under the compensation plan	0.00	22,066,500.00	0.00	22,066,500.00
Estimated under the compensation plan assuming target attainment	0.00	15,650,000.00	0.00	15,650,000.00
Recognized amount	0.00	16,148,585.40	0.00	16,148,585.40

Actual 2023

Fiscal year ended December 31, 2023	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	**9.30**	**5.30**	**6.00**	**20.60**
Number of compensated members	**0.00**	**5.30**	**0.00**	**5.30**
Bonus				
Minimum under the compensation plan	0.00	0.00	0.00	0.00
Maximum under the compensation plan	0.00	0.00	0.00	0.00
Estimated under the compensation plan assuming target attainment	0.00	0.00	0.00	0.00
Recognized amount	0.00	0.00	0.00	0.00
Profit-sharing				
Minimum under the compensation plan	0.00	0.00	0.00	0.00
Maximum under the compensation plan	0.00	22,884,300.00	0.00	22,884,300.00
Estimated under the compensation plan assuming target attainment	0.00	16,230,000.00	0.00	16,230,000.00
Recognized amount	0.00	20,871,900.00	0.00	20,871,900.01

8.4. - Concerning the stock-based compensation plan for the Board of Directors and Statutory Executive Officers, in force in the previous fiscal year and estimated for the current fiscal year, describe:

a. General terms and conditions

Ultrapar has since 2003 adopted a stock-based incentive plan under which the executive was granted the usufruct of shares held in treasury, for periods of 5 to 7 years. After this period the ownership of the shares was transferred, provided that the relationship between the executive and the Company or its subsidiaries had not been interrupted. Said plan made its latest grants in 2017, and the vesting periods ended in 2023.

At the Annual and Extraordinary General Shareholders' Meeting held in April, 2017, a new stock-based incentive plan was approved, which established the general terms and conditions for granting common shares issued by the Company held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership for periods from 3 to 10 years, to officers or staff of the Company or of its subsidiaries.

At the Annual and Extraordinary General Shareholders' Meeting held on April 19, 2023, a new stock-based incentive plan was approved, which establishes the general terms and conditions for granting common shares issued by the Company held in treasury, which may or may not involve granting usufruct over any portion thereof for subsequent transfer of ownership to board members, officers or staff of the Company or of its subsidiaries in which the Company holds a relevant stake. All new programs approved by the Board of Directors from then on are based on this plan until a new plan is approved.

In accordance with the approved plan, the Board of Directors may create programs for granting restricted shares, in which it will deliberate, respecting the terms of the plan, on the beneficiaries of the program, number of shares distributed, vesting, the division of the grant into tranches, any restrictions on the effective delivery of shares and provisions on penalties. The volume of shares and the beneficiary executives are determined by the Board of Directors, based on the People and Sustainability Committee's recommendation.

For the stock-based incentive plan approved in 2023, the total number of shares to be used shall be subject to the availability of such shares held in treasury and is limited to 5% of the capital stock on the date of the plan's approval, which corresponds to 55,760,215 shares. Annually, the Company may grant 1% of its share capital on the same date.

Ultrapar does not have an active stock option plan.

b. Date of approval and responsible body

The stock-based incentive plans currently in force were approved at the Annual and Extraordinary General Shareholders' Meetings of April 19, 2017 and April 19, 2023.

c. Maximum number of shares considered

The total number of shares to be used under the stock-based incentive plan approved in 2023 is subject to the availability of such shares held in treasury and limited to 5%, with a limit of use of 1% per year, of the share capital on the date of the plan's approval, which corresponds to 55,760,215 shares, with a limit of 11,152,043 shares per year. The total volume established in the plan approved in 2017 was utilized. For information on shares already awarded to the Company's statutory executive officers, see Item 8.10.

d. Maximum number of options to be granted

Not applicable.

e. Conditions for acquisition of shares

Shares are granted to managers in quantities previously set by the Board of Directors, considering the global annual compensation limit approved by the Annual General Shareholders' Meeting. Considering the plans approved by the Company's General Shareholders' Meetings in 2003, 2017, and 2023, the granting of usufruct in favor of executives may or may not occur. Securing full ownership over the shares depends on the completion of the period established in each program and the maintenance of the executive's relationship with the Company or its subsidiaries.

Furthermore, until 2023, the Corporate Executive Compensation Policy provided for, based on the approved plans, the granting of performance shares, the transfer of which is contingent on the attainment of the Company's financial targets over the vesting period. These shares are not subject to the grant of usufruct. The financial targets involved were previously set by the Board of Directors; from 2020 to 2023, they were set based on economic value-added (EVA®). The Corporate Executive Compensation Policy approved by the Board of Directors in February 2024 now solely provides for the granting of restricted shares.

According to the new stock-based incentive plan approved by the Annual and Extraordinary General Shareholders' Meeting on April 19, 2023, the grants made to members of the Board of Directors are based only on restricted shares.

f. Criteria for setting the acquisition or exercise price

Considering that the Company does not have options, there is no exercise price. The acquisition price is the market closing price of the day prior to the grant, and the calculation of the number of shares to be granted is defined based on the average price of the common shares of Grupo Ultra at B3 – Brazil Stock Exchange and Over-the-Counter Market for the 30 days prior to the grant date of the shares.

g. Criteria for setting the acquisition or exercise period

Not applicable.

h. Settlement method

Stock-based programs are settled upon the delivery of existing treasury shares.

i. Restrictions on transfer of shares

Conditions for Transfer: ownership of the shares may only be transferred if the following conditions are met, before the end of the vesting period:

- maintenance, by the participant, of the employment and/or statutory relationship with the Company or any of its subsidiaries or companies in which the Company has a significant stake; and
- abstention, by the participant, from forming, engaging in, becoming linked to, or otherwise participating in, as an officer or shareholder with a significant stake, whether directly or indirectly, in companies that compete with the Company, even potentially.
- it is transferred to the participant in a single tranche, subject to the other conditions defined herein, after the expiration of the vesting period from the grant date.
- in case of performance shares, transfer of these shares shall be contingent on the attainment of the Company's financial targets over the vesting period. If the targets previously set by the Board of Directors are not met, the performance shares shall not be transferred.

After the transfer of full ownership to the executives, the shares may be freely traded, subject to the Stock Ownership Guidelines (SOG) directive in effect since April 2024. For information on shares already awarded to the Company's statutory executive officers, see Item 8.10 hereof.

Since 2022, the long-term incentive agreements include the *malus* clause, which provides for the retention of the unvested shares upon verification of fraud or material misstatements in the financial statements that benefited the executive officer unlawfully. Also, the long-term incentive agreements involving board members, for the granting of these shares, must also contain the aforementioned clause.

j. Criteria and events which, upon verification, will trigger suspension, modification or cancellation of the plan

Under the stock-based incentive plan approved at the Annual and Extraordinary General Shareholders' Meeting on April 19, 2023, beneficiaries may be granted common share representing a maximum of 5% of the Company's share capital on the date of approval of the stock plan by such Meeting, corresponding to 55,760,215 common shares. This amount may be adjusted for any stock dividends, splits or reverse splits. The overall volume established in the plan approved in 2017 has been utilized, therefore no new grants linked to it will be approved.

k. Effects of the withdrawal of a manager from the issuer's bodies on their rights under the stock-based compensation plan

In the event of:

- Voluntary resignation or termination for cause: the program participant shall lose the right to receive shares whose full ownership has not yet been transferred, but whose usufruct, if applicable, has already been established.
- Voluntary resignation: full ownership over shares which has not yet been transferred, but whose usufruct, if applicable, may have been established, shall be transferred to the executive, at a percentage proportional to the vesting period run until severance.
- Disability/Death: full ownership over shares which has not yet been transferred, but whose usufruct, if applicable, may have been established shall be fully and early transferred.
- Severance due to retirement: full ownership over shares which have not yet been transferred, but whose usufruct, if applicable, may have been established, shall be transferred to the executive, at a percentage proportional to the vesting period run until severance.
- Corporate Reorganization: the Board of Directors shall decide whether the plan will (i) be transferred to the successor company; or (ii) have its vesting period accelerated.
- Vesting of up to 10 years: In programs with vesting of 10 years, both in cases of voluntary resignation or termination for cause and involuntary termination, the executive shall lose the right to receive shares whose full ownership has not yet been transferred, but whose usufruct, if applicable, may have been established.
- As defined in the Plan approved by the shareholders, the Board of Directors has discretion to create programs with specific rules (including exit and vesting rules), considering the roles performed by the executives to be designated, the impact on the business, the seniority of their positions and their history of relationship with the Company.

8.5. - Stock-based compensation in the form of stock options recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Not applicable, Ultrapar has no outstanding stock options.

8.6. - Grant of stock options in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Not applicable, Ultrapar has no stock options.

8.7. - Outstanding stock options for the board of directors and statutory executive officers at the end of the last fiscal year:

Not applicable, Ultrapar has no stock options.

8.8. - Options exercised in connection with the stock-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

Not applicable, Ultrapar has no stock options.

8.9. - Stock-based compensation, in the form of shares to be directly conveyed to the beneficiaries, recognized in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

Statutory Executive Officers	2026	2025	2024	2023
Total number of members	4.00	4.67	5.00	5.30
Number of compensated members	4.00	4.67	5.00	5.00
Potential dilution if all shares are granted to beneficiaries	0.20%	0.35%	0.31%	0.40%

Board of Directors	2026	2025	2024	2023
Total number of members	9.00	9.00	9.00	9.30
Number of compensated members	1.00	8.75	N/A	8.00
Potential dilution if all shares are granted to beneficiaries	0.10%	0.03%	N/A	N/A

8.10. - Grant of shares in the last 3 fiscal years and estimated for the current fiscal year for the board of directors and statutory executive officers:

The tables below summarize information on shares awarded to the Board of Directors and Statutory Executive Officers in the last 3 fiscal years, as well as estimated transfers during the current fiscal year:

2026	Shares to be granted	
Management Body	**Statutory Executive Officers**	**Board of Directors**
Total number of members	4.00	9.00
Number of compensated members	4.00	1.00
Grant/transfer date	April/26	March/26
Number of shares granted	2,086,231	1,066,639
Maximum term for granting the shares	April/29	March/36
Term for restriction on the transfer of shares	-	March/46
Fair value of shares on the grant date	-	-
Multiplication of the number of shares granted by the fair value of the shares on the grant date	-	-

2025	Shares granted			
Management Body	**Statutory Executive Officers**			**Board of Directors**
Total number of members	4.67	4.67	4.67	9.00
Number of compensated members	4.00	1.00	4.00	8.75
Grant/transfer date	April/25	April/25	November/25	April/25
Number of shares granted	469,232	2,500,000	750,000	289,288
Maximum term for granting the shares	April/28	April/30	October/35	April/27
Term for restriction on the transfer of shares [1]	-	April/45	-	April/29
Fair value of shares on the grant date	17.78	17.78	22.84	17.78
Multiplication of the number of shares granted by the fair value of the shares on the grant date	8,342,944.96	44,450,000.00	17,130,000.00	5,143,540.64

[1] The restriction period varies according to each executive profile - therefore, it is not presented.

2024	Shares granted			
Management Body	Statutory Executive Officers			Board of Directors
Total number of members	5.00	5.00	5.00	9.00
Number of compensated members	4.00	1.00	4.00	0.00
Grant/transfer date	April/24	April/24	October/24	-
Number of shares granted	235,356	2,500,000	620,000	-
Maximum term for granting the shares	April/27	April/29	October/34	-
Term for restriction on the transfer of shares	-	April/44	-	-
Fair value of shares on the grant date	26.94	26.94	23.10	-
Multiplication of the number of shares granted by the fair value of the shares on the grant date	6,340,491.00	67,350,000.00	14,322,000.00	-

2023	Shares granted		
Management Body	Statutory Executive Officers		Board of Directors
Total number of members		5.30	9.30
Number of compensated members	5.00	5.00	8.00
Grant/transfer date	April/23	September/23	April/23
Number of shares granted	517,181 [1 2]	2,800,000	311,324
Maximum term for granting the shares	April/26	September/33	April/25
Term for restriction on the transfer of shares	-	-	April/27
Fair value of shares on the grant date	14.50	18.75	14.50
Multiplication of the number of shares granted by the fair value of the shares on the grant date	7,499,125.00	52,500,000.00	4,514,198.00

[1] The same number of shares may be transferred to the Statutory Executive Officers as performance shares. with transfer contingent on the attainment of the Company's economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.
[2] The number of performance shares that may be awarded to the Statutory Executive Officers may vary between 0% to 150% of the restricted shares. conveyance of title being contingent upon the attainment of the Company's economic and financial targets over the vesting period. No usufruct rights may be granted in connection with such shares.

8.11. - Shares granted in connection with the stock-based compensation of the board of directors and statutory executive officers in the last 3 fiscal years:

Actual 2025

	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.00	4.67	3.00	16.67
Number of compensated members	7.00	4.00	0.00	11.00
Number of shares	281,196	676,157	0	957,353
Weighted average acquisition price	14.50	14.64	0.00	14.60
Weighted average market price of the shares acquired	16.37	17.15	0.00	16.92
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in Brazilian Reais)	-525,836.52	-1,697,154.07	0.00	-2,222,990.59

Actual 2024

	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.00	5.00	6.00	20.00
Number of compensated members	0.00	4.00	0.00	4.00
Number of shares	0	273,060	0	273,060
Weighted average acquisition price	0.00	20.26	0.00	20.26
Weighted average market price of the shares acquired	0.00	28.59	0.00	28.59
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in Brazilian Reais)	0.00	- 2,274,589.80	0.00	- 2,274,589.80

Actual 2023

	Board of Directors	Statutory Executive Officers	Fiscal Council	Total
Total number of members	9.30	5.30	6.00	20.60
Number of compensated members	0.00	4.00	0.00	4.00
Number of shares	0	81.754	0	81.754
Weighted average acquisition price	0.00	22.08	0.00	22.08
Weighted average market price of the shares acquired	0.00	13.73	0.00	13.73
Multiplication of the total shares acquired by the difference between the weighted average acquisition price and the weighted average market price of the shares acquired (in Brazilian Reais)	0.00	682,645,90	0.00	682,645,90

8.12. Summary description of the information required for understanding the data disclosed in items 8.5 to 8.11. and explanation of the method of pricing the shares and options. indicating at least:

a. pricing model

b. data and assumptions used in the pricing model. including the weighted average price of shares. exercise price. estimated volatility. option term. estimated dividends and risk-free interest rate

c. method used and assumptions to incorporate the estimated effects of early exercise

d. form of determination of estimated volatility

e. if any other characteristic of the option has been incorporated into the measurement of its fair value

Ultrapar does not have a stock option plan. However, for a better understanding of the applicable items, we clarify that the price assigned to the shares granted under the stock-based incentive plan corresponds to the average market value of Ultrapar's shares over the 30 trading sessions prior to the grant date. This price may be adjusted ex post, as applicable, to reflect extraordinary corporate events that affect the number of shares held by each shareholder, such as stock splits, stock dividends, and reverse splits.

Information related to the fiscal year 2026 that can only be obtained in the future, such as the fair value of shares for grants on dates subsequent to the filing of the Reference Form, has been indicated as non-applicable.

8.13. Number of shares. quotas and other securities convertible into shares or quotas issued in Brazil or abroad by the Company. its direct or indirect controlling shareholders. subsidiaries or companies under common control. held by members of the Board of Directors. Statutory Executive Officers or members of the Fiscal Council. broken down by corporate body:

The table below shows the number of Ultrapar shares directly or indirectly held by the current members of the Board of Directors or Statutory Executive Officers as of December 31, 2025. Indirect interest accounts for a number of Ultrapar shares proportional to the stake held by the members of these bodies in the share capital of Ultra S.A.

	Total number of shares	%
Board of Directors	**23,213,067**	**2.08%**
Direct ownership interest[1]	8,299,886	0.74%
Indirect ownership interest	14,913,181	1.34%
Fiscal Council	**-**	**0.00%**
Direct ownership interest	-	0.00%
Indirect ownership interest	-	0.00%
Statutory Executive Officers	**2,975,243**	**0.27%**
Direct ownership interest[1]	2,975,243	0.27%
Indirect ownership interest	-	0.00%
Total	**26,188,310**	**2.35%**
Shares representing the capital stock	1,115,849,873	100.00%

[1] Includes shares over which usufruct rights have been granted

The table below shows the number of Hidrovias do Brasil shares directly or indirectly held by the current members of the Board of Directors or Statutory Executive Officers as of December 31, 2025.

	Total number of shares	%
Board of Directors	**20,000**	**0.00%**
Direct ownership interest	20,000	0.00%
Indirect ownership interest	-	0.00%
Fiscal Council	**-**	**0.00%**
Direct ownership interest	-	0.00%
Indirect ownership interest	-	0.00%
Statutory Executive Officers	**-**	**0.00%**
Direct ownership interest[1]	-	0.00%
Indirect ownership interest	-	0.00%
Total	**20,000**	**0.00%**
Shares representing the capital stock	1,360,382,643	100.00%

It should be noted that the tables do not contemplate changes in Ultrapar and Hidrovias do Brasil ownership interest since December 31, 2025.

8.14. - Pension plans in force granted to the members of the Board of Directors and Statutory Executive Officers:

Management Body	Board of Directors	Statutory Executive Officers
Total number of members [1]	9.00	4.67
Number of compensated members [2]	-	4.67
Name of the plan	-	ULTRAPREV – Associação de Previdência Complementar Plano de Contribuição Definida
Number of Managers meeting retirement requirements [3]	-	-
Conditions for early retirement	-	- 55 years of age - Minimum 5 years' employment with the sponsor - Minimum 5 years' plan membership - Termination of employment relationship with the sponsor
Adjusted amount of accumulated contributions to the pension plan until the end of the last fiscal year. reduced by the portion related to contributions made directly by the managers[4] (in Brazilian Reais)	-	4,382,068.03
Accumulated total amount of the contributions made during the last fiscal year. reduced by the portion related to contributions made directly by managers (in Brazilian Reais)	-	869,349,36
Possibility and conditions for early redemption	-	The plan includes an option of redemption upon termination of employment. even if not all conditions for retirement are met.

[1] Number of members determined as specified in the Circular Letter/CVM/SEP/2026.
[2] Only considers members under the pension plan. as specified in CVM/SEP's Circular Letter of 2026.
[3] Managers who meet the conditions of age, period of employment and period of participation in the plan. The employment relationship must be terminated to apply for the retirement plan.
[4] Total amount of contributions made by the sponsor since affiliation with the plan, plus return.

8.15. - Maximum. minimum and average compensation of the Board of Directors. Statutory Executive Officers and Fiscal Council Annual values

(in Brazilian Reais. except for number of members)

Actual 2025

	Board of Directors	Fiscal Council	Statutory Executive Officers
Total number of members	9.00	6.00	4.67
Number of compensated members	8.75	3.00	4.67
Highest individual compensation (in Brazilian Reais)	1,886,622.38	105,000.00	52,352,053.95
Lowest individual compensation (in Brazilian Reais)	1,075,381.47	0,00	14,304,433.70
Average individual compensation (in Reais)	1,335,889.80	87,388.40	19,819,640.09

Note

As of May/2025, considers the new composition of Statutory Executive Officers.

Actual 2024

	Board of Directors	Fiscal Council	Statutory Executive Officers
Total number of members	9.00	6.00	5.00
Number of compensated members	8.00	3.00	5.00
Highest individual compensation (in Brazilian Reais)	2,444,280.00	360,000.00	36,583,760.25
Lowest individual compensation (in Brazilian Reais)	973,280.00	240,000.00	9,506,245.82
Average individual compensation (in Reais)	1,187,155.00	289,661.06	15,676,459.06

Note

12/31/2024: The lowest compensation does not include members who did not remain in the position for 12 months.

Actual 2023

	Board of Directors	Fiscal Council	Statutory Executive Officers
Total number of members	9.30	6.00	5.30
Number of compensated members	8.60	3.00	5.30
Highest individual compensation (in Brazilian Reais)	2,044,710.00	352,563.67	21,026,470.62
Lowest individual compensation (in Brazilian Reais)	979,860.00	352,563.67	8,686,550.66
Average individual compensation (in Reais)	1,143,980.23	276,141.22	11,868,329.98

Note

12/31/2023: The lowest compensation does not include members who did not remain in the position for 12 months.

8.16. - Describe agreements. insurance policies or other instruments that provide for management compensation or indemnification mechanisms in the event of removal from position or retirement. indicating what are the financial consequences for the issuer

In addition to contributions to the FGTS system. Ultrapar implemented in 2010 a planned retirement policy that has been replaced by and replaced by the end-of-career policy reviewed by the People and Sustainability Committee in April, 2018 and amended in August, 2020. Application of the policy is discretionary and the amount of the resulting post-employment benefits consists in potential additional compensation upon termination at the company's initiative. ranging from 0.5 to 1 monthly salary per year of employment with the company. limited to 9 monthly salaries. provided the following requirements are met: i) minimum of 5 years' employment relationship and ii) meeting the requirements for retirement via the INSS or Ultrapar's supplementary pension scheme.

The company has in place liability policies for directors and officers (D&O) to indemnify the members of the Board of Directors, Fiscal Council (when assembled), officers and executives of Ultrapar and its subsidiaries ("Insured Parties"), up to an upper limit of US$ 80 million.

The insurance policy covers indemnity for damages to third parties or to the Company itself arising from action or omission associated with the insured parties' job performance, including any claims filed against them, even if the action, omission or claim arises from willful misconduct. Since 2018, the D&O policy in place has also provided for reimbursement to insured parties of fines and penalties arising from civil and administrative proceeding bargains, except where in connection with willful misconduct of the insured parties.

8.17. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the percentage of the overall compensation payable to each body recognized in the issuer's results related to members of the Board of Directors or the Fiscal Council, or Statutory Executive Officers who are related parties of the controlling shareholders, whether direct or indirect, according to accounting rules on the subject

Ultra S.A. is currently the main individual shareholder of the company, with approximately 25% of the shares issued by Ultrapar. Prior to Ultrapar's migration to the New Market corporate governance segment, in 2011, Ultra S.A. was the Company's controlling shareholder and, as such, executed the agreement for B3's New Market Listing on August 16, 2011, for the purposes of compliance with the New Market rules then in force.

The percentages of the compensation for members of the Board of Directors, Statutory Executive Officers, and Fiscal Council regarding related parties of Ultra S.A. are shown at the table below:

Fiscal year ended December 31			
Year	Board of Directors	Statutory Executive Officers	Fiscal Council
2026 (projection)	23%	48%	-
2025	18%	57%	-
2024	10%	47%	-
2023	7%	33%	-

8.18. - Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the issuer's results as compensation of members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, for any reason other than the respective positions held by such members, such as commissions and consulting or advisory services provided

Members of the Board of Directors, the Fiscal Council (when assembled) and Statutory Executive Officers earned no compensation other than that associated with the positions held in the Company, in its subsidiaries or in companies in which the Company holds a relevant stake.

It should be noted that, if any Statutory Executive Officer of the Company also holds a position on the Board of Directors, he/she will be compensated exclusively for the position as an Executive Officer.

8.19. Concerning the last 3 fiscal years and estimated for the current fiscal year, indicate the amounts recognized in the results of the issuer's direct or indirect controlling shareholders, companies under common control and subsidiaries of the issuer, as compensation to the members of the Board of Directors and Fiscal Council or Statutory Executive Officers, grouped by corporate body, specifying how these amounts were allocated to such individuals

The entire compensation of the Fiscal Council, if assembled, is paid exclusively by the Company directly.

For the Statutory Executive Officers, as of April 2025, part of the compensation was directly recognized by the Company, and the remaining part was borne by its subsidiaries. As of 2026, all compensation is recognized by the Company. The table below lists the amounts recognized in the issuer's and its subsidiaries' results.

From 2025, the board members also participate in the Board of Directors of the Company's subsidiaries with additional compensation paid by the subsidiaries according to internal guidelines.

Statutory Executive Officers - 2025					
(In Brazilian Reais)	**Ultrapar Participações S.A.**	**Companhia Ultragaz S.A.**	**Ipiranga Produtos de Petróleo S.A.**	**Ultracargo Logística S.A.**	**Total**
Annual fixed compensation	**8,691,107.42**	**636,804.39**	**1,065,558.67**	**758,541.67**	**11,152,012.15**
Salary / fee	6,444,650.00	440,000.00	715,000.00	560,000.00	8,159,650.00
Direct and indirect benefits	838,353.23	74,304.39	205,697.56	89,652.78	1,208,007.96
Others	1,408,104.19	122,500.00	144,861.11	108,888.89	1,784,354.19
Variable compensation	**7,769,729.17**	**682,500.00**	**796,250.00**	**606,666.67**	**9,855,145.83**
Profit sharing	7,769,729.17	682,500.00	796,250.00	606,666.67	**9,855,145.83**
Others	0,00	0,00	0,00	0,00	**0,00**
Post-employment benefit	**626,048.72**	**63,699.24**	**98,791.88**	**59,299,24**	**847,839.08**
Benefits due to the interruption in the exercise of the position	**572,945.53**	**0,00**	**0,00**	**0,00**	**572,945.53**
Stock-based compensation	**64,571,642.12**	**1,816,714.40**	**2,043,359.05**	**1,631,995.59**	**70,063,711.16**
Total compensation	**82,231,472.96**	**3,199,718.03**	**4,003,959.60**	**3,056,503.16**	**92,491,653.75**

Statutory Executive Officers – 2024					
(In Brazilian Reais)	**Ultrapar Participações S.A.**	**Companhia Ultragaz S.A.**	**Ipiranga Produtos de Petróleo S.A.**	**Ultracargo Logistica S.A.**	**Total**
Annual fixed compensation	**8,465,200.00**	**2,481,500.00**	**3,021,400.00**	**2,308,400.00**	**16,276,500.00**
Salary / fee	6,585,300.00	1,850,000.00	2,240,000.00	1,720,000.00	12,395,300.00
Direct and indirect benefits	429,200.00	232,600.00	300,300.00	181,800.00	1,143,800.00
Others	1,450,700.00	398,900.00	481,100.00	406,700.00	2,737,300.00
Variable compensation	**8,872,000.00**	**2,025,800.00**	**2,600,000.00**	**2,650,800.00**	**16,148,600.00**
Profit sharing	8,872,000.00	2,025,800.00	2,600,000.00	2,650,800.00	16,148,600.00
Others	0.00	0.00	0.00	0.00	0.00
Post-employment benefit	**752,700.00**	**212,500.00**	**252,100.00**	**199,300.00**	**1,416,600.00**
Benefits due to the interruption in the exercise of the position	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
Stock-based compensation	**30,202,900.00**	**4,910,900.00**	**5,079,100.00**	**4,347,800.00**	**44,540,600.00**
Total compensation	**48,292,800.00**	**9,630,700.00**	**10,952,600.00**	**9,506,200.00**	**78,382,300.00**

Statutory Executive Officers – 2023					
(In Brazilian Reais)	**Ultrapar Participações S.A.**	**Companhia Ultragaz S.A.**	**Ipiranga Produtos de Petróleo S.A.**	**Ultracargo Logistica S.A.**	**Total**
Annual fixed compensation	**8,650,400.00**	**2,142,000.00**	**2,624,900.00**	**2,047,300.00**	**15,464,600.00**
Salary / fee	6,470,700.00	1,630,000.00	2,000,000.00	1,520,000.00	11,620,700.00
Direct and indirect benefits	723,000.00	159,700.00	187,400.00	184,000.00	1,254,200.00
Others	1,456,700.00	352,200.00	437,500.00	343,300.00	2,589,700.00
Variable compensation	**12,670,200.00**	**2,632,500.00**	**3,112,200.00**	**2,457,000.00**	**20,871,900.00**
Profit sharing	12,670,200.00	2,632,500.00	3,112,200.00	2,457,000.00	20,871,900.00
Others	0.00	0.00	0.00	0.00	0.00
Post-employment benefit	**721,400.00**	**186,200.00**	**223,600.00**	**175,200.00**	**1,306,400.00**
Benefits due to the interruption in the exercise of the position	**1,007,000.00**	**0.00**	**0.00**	**0.00**	**1,007,000.00**
Stock-based compensation	**12,573,000.00**	**4,148,000.00**	**3,557,300.00**	**4,007,000.00**	**24,285,200.00**
Total compensation	**35,622,000.00**	**9,108,600.00**	**9,518,000.00**	**8,686,600.00**	**62,935,100.00**

8.20 - Other information deemed relevant by the issuer

In item 8.3, to determine the number of compensated members, only members to whom variable compensation has been allocated were considered, as specified in the Circular Letter/CVM/SEP/2026. For calculating the maximum amount established in the compensation plan related to profit-sharing, (i) the evaluation is performed between 80% and 120% of the targets achieved in relation to the portion related to collective and strategic performance, and (ii) the evaluation considers the EBITDA and operating cash flow goals in relation to the portion related to the economic performance. The maximum compensation is calculated based on 150% of the economic performance goals and 120% of the collective and strategic goals.

Regarding Item 8.4, as defined in the Plan approved by the shareholders, the Board of Directors has discretion to establish programs with specific rules (including exit and vesting rules), considering the roles performed by the executives to be designated, the impact on the business, the seniority of their positions and their history of relationship with the Company.

POWER OF ATTORNEY

Through the intermediary of this private instrument, [*Shareholder*], [*nationality*], [*civil status*], [*occupation*], bearer of the identity document, number [•] [*issuing entity*], resident and domiciled at [*full address*] or [*legal entity duly incorporated in accordance with the laws of [•], with its head offices at [•], enrolled at the Taxpayer Register under number* [•] ("Principal"), nominates and constitutes as [his/her/its] attorney-in-fact: **MARINA GUIMARÃES MOREIRA MASCARENHAS**, Brazilian, married, lawyer, national identity card RG nr. 21.556.757-9, issued by DETRAN/RJ, with professional identity card OAB/RJ nr. 161.971 and enrolled at the Taxpayers Register CPF/MF under nr. 118.922.567-03; **DENIZE SAMPAIO BICUDO**, Brazilian, single, lawyer, national identity card RG nr. 32.308.230-0, issued by SSP/SP, with professional identity card OAB/SP nr. 239.515 and enrolled at the Taxpayers Register CPF/MF under nr. 220.578.448-03; **YASMIN GOMES SEAGULL**, Brazilian, married, lawyer, national identity card RG nr. 54.551.568-3, issued by SSP/SP, with professional identity card OAB/SP nr. 449.500 and enrolled at the Taxpayers Register CPF/MF under nr. 436.285.898-94; and **GABRIELA SOARES LOPES**, Brazilian, married, lawyer, national identity card RG nr. 47.903.539-8 SSP/SP, issued by SSP/SP, with professional identity card OAB/SP nr. 432.652 and enrolled at the Taxpayers Register CPF/MF under nr. 449.072.548-57; with powers, acting individually and independently of the order of nomination, to represent the Principal as holder of [•] ([*number of shares in words*]) common shares issued by **ULTRAPAR PARTICIPAÇÕES S.A.**, a publicly traded company registered in the corporate tax register (CNPJ/MF) under nr. 33.256.439/0001-39, with corporate headquarters at Brigadeiro Luís Antônio avenue, nr. 1.343, 9th floor, in the City and State of São Paulo ("Company"), in the Annual and Extraordinary General Shareholders' Meeting to be held at 2:00 p.m. (Brazil time), on April 15th, 2026 ("Meeting"), exclusively in digital form, for the specific purpose of representing the Principal at the Meeting and voting in strict conformity with the following guidance:

In Annual General Shareholders' Meeting:

1) Analysis and approval of the report and accounts of the Management, as well as the financial statements for the fiscal year ended on December 31st, 2025, together with the report from the Independent Auditors.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

2) Allocation of net income for the fiscal year ended on December 31st, 2025.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

3) Establishment of the Management's global compensation.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

In Extraordinary General Shareholders' Meeting:

1) Resolution on the following amendments to the Company's Bylaws, as detailed in the Management Proposal disclosed to the market on this date:
   a. Ratification of the change in the number of common shares into which the Company's capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company on the occasion of the incorporation of all the shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders' Meeting held on January 31st, 2014

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

2) Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the item above.

In Favor	Against	Abstention
[ ]	[ ]	[ ]

Mark with an X in the box of your choice above.

The attorneys-in-fact hereby nominated have no right or obligation whatsoever to take any other measures in the name of the Principal not expressly provided for in this instrument or which are necessary to its exact fulfillment.

This power of attorney, which may be delegated in full or partially, shall be valid for the aforementioned Meeting.

The present instrument is valid until April 17th, 2026.

[*month*], [*day*], 2026.

[*Shareholder*]

Meeting pending approval

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/15/2026

Shareholder's Name
Shareholder's CNPJ or CPF
E-mail

Instructions on how to cast your vote

This ballot for the Annual General Meeting ("AGM") should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/MF and CPF/MF respectively), as well as an email address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the AGM, the following instructions should be followed:
• The fields of this ballot should be completed accordingly;
• Every page in this ballot should be initialed;
• At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

The ballot and other substantiating documents shall be filed at the Company in up to 4 days prior to the date of the AGM, that is by April 11, 2026.

Any ballots received by the Company after that date shall be disregarded.

The "AEGM Manual", sometimes referred to in this ballot, is available to the shareholders at the Company's corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/15/2026

The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company
For this purpose, they should submit the following documents:
• Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;
• Copy of the following documents:

Individuals:
(i) ID card with the shareholder's photograph (RG, RNE (foreigner's ID), CNH (driver's license), passport or ID issued by an officially recognized professional class);
(ii) in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:
(i) consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);
(ii) ID card with the representative's photograph (RG, RNE (foreigner's ID), CNH (driver's license), passport or ID issued by an officially recognized professional class);
(iii) in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:
The shareholders constituted as investment funds shall deliver to the Company, within the term estipulated under item (a) above:
(i) evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;
(ii) the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and
(iii) should the representative or attorney-in-fact be a legal entity, documents listed on item "Corporate Shareholder" related to them shall be presented to the Company.

B. Exercising voting rights through service providers
The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company's shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules for transmission of the shareholder's voting instructions.

For further information, please see the AEGM Manual available in ri.ultra.com.br.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil
To the attention of the Investor Relations Department
Email: invest@ultra.com.br
If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company's e-mail address by April 11, 2026.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.
Brigadeiro Faria Lima avenue, 3500, 3rd floor - São Paulo
Zip code 04538-132, São Paulo, SP, Brazil
Contact phone: 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations)
Email: Atendimento.escritural@itau-unibanco.com.br

Resolutions concerning the Annual General Meeting (AGM)

[Eligible tickers in this resolution: UGPA3]

1. Analysis and approval of the report and accounts of the Management, as well as the financial statements of the fiscal year ended on December 31st, 2025, together with the report from the Independent Auditors

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

Annual General Meeting (AGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/15/2026

[Eligible tickers in this resolution: UGPA3]

2. Allocation of net income for the fiscal year ended on December 31st, 2025

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: UGPA3]

3. Establishment of the Managements global compensation

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: UGPA3]

4. Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council).

[ ] Yes [ ] No [ ] Abstain

City :____

Date :____

Signature :______________________________________

Shareholder's Name :________________________________

Phone Number :___________________________________

Meeting pending approval

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/15/2026

Shareholder's Name

Shareholder's CNPJ or CPF

E-mail

Instructions on how to cast your vote

This ballot for the Extraordinary General Meeting ("EGM") should be completed if the shareholder chooses to exercise their voting rights remotely pursuant to CVM Resolution 81/22. In this event, it is mandatory that the foregoing fields are completed with the name (or corporate name) in full of the shareholder and the Corporate or Individual number in the tax register (CNPJ/MF and CPF/MF respectively), as well as an email address for eventual contact.

For this voting ballot to be valid and the votes cast included in the quorum for the EGM, the following instructions should be followed:
• The fields of this ballot should be completed accordingly;
• Every page in this ballot should be initialed;
• At the end, the shareholder or their legal representative(s), as the case may be and pursuant to the prevailing legislation, should sign the ballot.

Once the ballot and required documentation are received by the Company, the Company shall notify, within 3 (three) business days, the shareholder of their receipt and acceptance or request its correction, pursuant to CVM Resolution 81/22.

The ballot and other substantiating documents shall be filed at the Company in up to 4 days prior to the date of the EGM, that is by April 11, 2026.

Any ballots received by the Company after that date shall be disregarded.

The "AEGM Manual", sometimes referred to in this ballot, is available to the shareholders at the Company's corporate headquarters, in its website (ri.ultra.com.br) and the websites of the Securities and Exchange Commission of Brazil – CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

Instructions for sending your ballot, indicating the delivery process by sending it directly to the Company or through a qualified service provider

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/15/2026

The shareholder choosing to exercise their voting rights remotely may:

A. Send the ballot directly to the Company
For this purpose, they should submit the following documents:
• Original copy of this ballot duly completed with every page initialed and signed at the end according to the instructions for completion described above;
• Copy of the following documents:

Individuals:
(i) ID card with the shareholder's photograph (RG, RNE (foreigner's ID), CNH (driver's license), passport or ID issued by an officially recognized professional class);
(ii) in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Legal entities:
(i) consolidated corporate bylaws or articles of association and corporate acts providing evidence as to the powers to represent the shareholder (minutes of election of the officers and/or power of attorney);
(ii) ID card with the representative's photograph (RG, RNE (foreigner's ID), CNH (driver's license), passport or ID issued by an officially recognized professional class);
(iii) in the case of an attorney-in-fact, ID document with a photograph of the same and a power of attorney.

Investment funds:
The shareholders constituted as investment funds shall deliver to the Company, within the term stipulated under item (a) above:
(i) evidence of the capacity of a manager of the investment fund granted to an individual or legal entity to represent it at the general meeting or who has granted powers to the attorney-in-fact;
(ii) the corporate act of the manager, if a legal entity, granting powers to the representative to participate in the general meeting or to whom the power-of-attorney has been granted; and
(iii) should the representative or attorney-in-fact be a legal entity, documents listed on item "Corporate Shareholder" related to them shall be presented to the Company.

B. Exercising voting rights through service providers
The shareholder that chooses to exercise voting rights remotely through service providers shall contact their custodians or securities registry institution for the Company's shares, whether or not their shares are deposited with a central depositary, pursuant to compliance with their rules fortransmission of the shareholder's voting instructions.

For further information, please see the AEGM Manual available in ri.ultra.com.br.

Postal and e-mail address to send the distance voting ballot, if the shareholder chooses to deliver the document directly to the company / Instructions for meetings that allow electronic system's participation, when that is the case.

Address: Brigadeiro Luís Antônio avenue, 1343, 8th floor, Bela Vista, CEP (zip code) 01317-910 São Paulo/SP – Brazil
To the attention of the Investor Relations Department
E-mail: invest@ultra.com.br
If preferred, the shareholder may send electronic copies of this ballot and the documents to the Company's e-mail address by April 11, 2026.

Indication of the institution hired by the company to provide the registrar service of securities, with name, physical and electronic address, contact person and phone number

Itaú Corretora de Valores S.A.
Avenida Brigadeiro Faria Lima, 3500, 3rd floor - São Paulo
Zip code 04538-132, São Paulo, SP, Brazil
Contact phone: 3003-9285 (capitals and metropolitan regions) or 0800 7209285 (other locations)
Email: Atendimento.escritural@itau-unibanco.com.br

Resolutions concerning the Extraordinary General Meeting (EGM)

[Eligible tickers in this resolution: UGPA3]

1. Ratification of the change in the number of common shares into which the Companys capital stock is divided, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company on the occasion of the incorporation of all the shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved by the Extraordinary General Shareholders' Meeting held on January 31st, 2014

[ ] Approve [ ] Reject [ ] Abstain

DISTANCE VOTING BALLOT

Extraordinary General Meeting (EGM) - ULTRAPAR PARTICIPACOES S.A. to be held on 04/15/2026

[Eligible tickers in this resolution: UGPA3]

2. Approval of the consolidation of the Bylaws, in order to reflect the changes proposed in the item above

[ ] Approve [ ] Reject [ ] Abstain

City :____

Date :____

Signature :____

Shareholder's Name :____

Phone Number :____